Exhibit 99.1

February 11, 2015

To	To

Israel Securities Authority	Tel Aviv Stock Exchange Ltd.

Via fair disclosure electronic system (MAGNA)	Via fair disclosure electronic system (MAGNA)

Dear Sir, Madam,

Re: Announcement of Financial Results for Gazit-Globe Ltd.’s Subsidiary Citycon Oyj. for the Year ending

December 31, 2014

Below please find an announcement from Citycon Oyj. (a subsidiary of Gazit-Globe Ltd. in which it holds approximately 42.83% ownership), whose shares are publicly-traded on the Helsinki Stock Exchange, regarding its 2014 annual financial results, as published on February 11, 2015 in Finland.

Forward Looking Statements:

This release may contain forward-looking statements within the meaning of applicable securities laws. In the United States, these statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements involve a number of known and unknown risks and uncertainties, many of which are outside our control, that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks detailed in our public filings with the SEC and the Canadian Securities Administrators. Except as required by applicable law, we undertake no obligation to update any forward-looking or other statements herein, whether as a result of new information, future events or otherwise.

Kind regards,

Gazit-Globe, Ltd.

Citycon in Brief

Citycon is an owner, developer and manager of urban grocery-anchored shopping centres in the Nordic and Baltic region, managing assets that total approximately EUR 3.3 billion and with market capitalisation of EUR 1.5 billion. Citycon is the No. 1 shopping centre owner in Finland and Estonia and among the market leaders in Sweden. Citycon has also established a foothold in Denmark.

Citycon is seeking growth both through value-add management, extensions and (re)developments of its existing shopping centres as well as selective shopping centre acquisitions. The largest and well-established shopping centres represent the core of the company’s portfolio.

At the end of December 2014, Citycon owned 35 shopping centres and 25 other retail properties. Of the shopping centres owned by the company, 21 are located in Finland, 10 in Sweden, including Kista Galleria, 3 in Estonia and 1 in Denmark.

Citycon has investment-grade credit ratings from Standard & Poor’s (BBB) and Moody’s (Baa2). Citycon Oyj’s share is listed in Nasdaq Helsinki.

Contents

Summary of the Fourth Quarter of 2014 Compared with the Previous Quarter
Summary of 2014 Compared with 2013
Main Events in 2014
CEO’s Comment
Events after the Financial Year
Outlook
Business Environment
Changes in the Property Portfolio
Leasing Activity
Financing
Financial Performance
Statement of Financial Position
Cash Flow Statement
Financial Performance of Business Units
Finland
Sweden
Baltic Countries and New Business
Environmental Responsibility
Risks and Uncertainties
Governance
EPRA Performance Measures
Condensed Consolidated Financial Statements 1 January–31 December 2014, IFRS
Notes to Condensed Consolidated Financial Statements

CITYCON OYJ | FINANCIAL RESULTS RELEASE FOR 1 JANUARY–31 DECEMBER 2014	1

Citycon Oyj’s Financial Results for 1 January–31 December 2014

In 2014, Citycon’s operational results developed positively, with like-for-like net rental income growing by 2.9% and occupancy rate increasing by 0.6%-points to 96.3%. The year was characterised by successful recycling of capital including divestments of non-core assets, investments in accretive (re)development projects and acquisition of full ownership of Iso Omena. Citycon’s financing position was strengthened through substantial equity and debt financing transactions. All these efforts contributed to an EPRA Earnings increase of 14.9%.

Summary of the Fourth Quarter of 2014 Compared with the Previous Quarter

•	Turnover decreased to EUR 60.8 million (EUR 61.4 million) mainly due to the weaker Swedish krona and lower turnover rents.

•	Net rental income decreased by EUR 2.7 million, or 6.1%, to EUR 41.3 million (EUR 44.0 million), mainly as a result of higher property operating expenses reflecting normal seasonal variation.

•	EPRA Operating profit decreased by EUR 5.4 million, or 13.4%, to EUR 34.8 million (EUR 40.2 million), mainly due to lower net rental income and higher direct administrative expenses.

•	EPRA Earnings decreased to EUR 24.1 million (EUR 29.4 million) mainly due to lower EPRA Operating profit and higher direct financial expenses due to non-recurring expenses related to the write-off of unamortised arrangement fees of the prepaid debt. EPRA Earnings per share (basic) decreased to EUR 0.041 (EUR 0.050) mainly due to lower Earnings as well as higher number of shares resulting from the share issuances in June–July.

•	The fair value change in investment properties was EUR 2.2 million (EUR 0.1 million), and the fair value of investment properties totalled EUR 2,769.1 million (EUR 2,759.0 million). The weighted average net yield requirement for investment properties decreased to 6.1% (6.2%).

Summary of 2014 Compared with 2013

Citycon met its financial targets for 2014. The company specified its guidance twice during the year. In the Q3 interim report, the company stated that it expects its turnover to change by EUR -4–2 million, EPRA Operating profit to change by EUR -2–4 million and EPRA Earnings to change by EUR 8–14 million in 2014 compared to 2013, and that it forecasted an EPRA Earnings per share of EUR 0.18–0.19. In 2014 turnover decreased by EUR 3.3 million, while EPRA Operating profit increased by EUR 0.6 million and EPRA Earnings increased by EUR 13.0 million compared to 2013. EPRA Earnings per share was EUR 0.191, slightly exceeding the company guidance.

•	The Board of Directors proposes a return of equity from invested unrestricted equity fund of EUR 0.15 per share and that no dividend will be paid.

•	Turnover decreased to EUR 245.3 million (EUR 248.6. million) mainly due to divestments and weaker Swedish krona.

•	Despite the disposal of EUR 29.9 million of non-core assets, net rental income increased by EUR 0.5 million, or 0.3%, to EUR 169.4 million (EUR 168.9 million) mainly due to strict property operating expenses management supported by mild winter conditions in the first half of the year. Net rental income of like-for-like properties increased by EUR 3.8 million, or 2.9%, excluding the impact of the weaker Swedish krona, while the completion of (re)development projects increased net rental income by EUR 1.9 million.

•	Earnings per share were EUR 0.16 (EUR 0.22) mainly as a result of fair value changes, change in deferred taxes and higher number of shares.

•	EPRA Earnings increased by EUR 13.0 million, or 14.9% mainly as a result of higher net rental income and lower financing expenses. EPRA Earnings per share (basic) was EUR 0.191 (EUR 0.203).

•	Net cash from operating activities per share came to EUR 0.13 (EUR 0.14).

CITYCON OYJ | FINANCIAL RESULTS RELEASE FOR 1 JANUARY–31 DECEMBER 2014	2

Key figures

IFRS based key figures	Q4/2014	Q4/2013	Q3/2014	2014	2013	Change- % 1)
Turnover, EUR million	60.8	62.0	61.4	245.3	248.6	-1.3
Net rental income, EUR million	41.3	41.9	44.0	169.4	168.9	0.3
Profit/loss attributable to parent company shareholders, EUR million	23.2	42.8	20.1	84.5	94.9	-10.9
Earnings per share (basic), EUR 2)	0.04	0.10	0.03	0.16	0.22	-27.1
Net cash from operating activities per share, EUR 3)	0.00	0.13	0.06	0.13	0.14	-7.0
Fair value of investment properties, EUR million	2,769.1	2,733.5	2,759.0	2,769.1	2,733.5	1.3
Equity ratio, % 4)	54.6	43.2	54.9	54.6	43.2	—
Loan to Value (LTV), % 4) 5)	38.6	49.3	36.7	38.6	49.3	—

EPRA based key figures	Q4/2014	Q4/2013	Q3/2014	2014	2013	Change- % 1)
EPRA Operating profit, EUR million	34.8	36.5	40.2	149.8	149.1	0.4
% of turnover	57.3	58.8	65.5	61.0	60.0	—
EPRA Earnings, EUR million	24.1	22.1	29.4	99.7	86.7	14.9
EPRA Earnings per share (basic), EUR 2)	0.041	0.050	0.050	0.191	0.203	-5.9
EPRA Cost Ratio (including direct vacancy costs) (%) 6)	19.6	25.0	15.0	19.4	22.4	—
EPRA Cost Ratio (excluding direct vacancy costs) (%) 6)	19.0	22.6	13.1	17.7	20.0	—
EPRA NAV per share, EUR	3.01	3.13	3.01	3.01	3.13	-3.7
EPRA NNNAV per share, EUR	2.63	2.78	2.65	2.63	2.78	-5.4

1)	Change-% is calculated from exact figures and refers to the change between 2014 and 2013.
2)	Result per share key figures have been calculated with the issue-adjusted number of shares resulting from the directed share issue executed in June 2014 and rights issue executed in July 2014.
3)	Citycon changed the reporting of cash flows in the first quarter of 2014. Realised exchange rate gains and losses have been moved from net cash flow from operating activities to net cash flow from financing activities. The change has been applied also to the comparison periods.
4)	Citycon amended its accounting policy regarding deferred taxes in the third quarter of 2014 which impacts both equity ratio and LTV. The change has been applied also to comparison figures.
5)	Citycon changed the reporting of LTV in the period by including also ‘Investments in joint ventures’ in the investment properties. The change has been applied also to the comparison periods.
6)	Citycon made an adjustment to its reporting of parking income during the year 2014. Previously Citycon reported parking income within service charge income, but starting from current year part of gross rental income. The change affects the calculation of EPRA Cost Ratios. The change has been applied also to the comparison periods.

Main Events in 2014

•	On 18 December Citycon signed a EUR 500 million committed syndicated revolving credit facility agreement with a Nordic bank group.

•	Citycon acquired GIC’s 40% stake in the Iso Omena shopping centre on 16 October. After the transaction, Citycon owns 100% of the existing shopping centre.

•	Citycon placed a EUR 350 million 10-year Eurobond on 22 September. The guaranteed euro-denominated bond carries a fixed annual interest of 2.50%. The bond offering was oversubscribed and allocated to a broad base of international investors.

•	On 9 September Citycon announced that it has signed a joint venture agreement with NCC Property Development for the (re)development of Mölndals Galleria in Gothenburg. Citycon’s total investment will be approximately EUR 120 million.

•	Citycon’s two investment grade long-term corporate credit ratings were upgraded in July. On 8 July Standard & Poor’s upgraded Citycon’s credit rating to BBB (previous BBB-) and on 30 July Moody’s upgraded Citycon’s credit rating to Baa2 (previous Baa3). The outlook for both ratings is stable.

•	In June–July Citycon carried out a directed share issue and a consecutive rights issue, whereby the company raised approximately EUR 400 million of new equity capital. The directed share issue of EUR 206.4 million to CPP Investment Board European Holdings S.àr.l. (“CPPIBEH”) was executed on 9 June and the rights issue of EUR 196.5 million was executed on 8 July.

•	Jurn Hoeksema started as Citycon’s Chief Operating Officer and a member of the Corporate Management Committee as of 1 June.

CEO’s Comment

Comments from Citycon Oyj’s Chief Executive Officer Marcel Kokkeel on the Financial Year:

2014 was a good year for Citycon despite a challenging retail environment, especially in Finland. Our actions continued to deliver solid financial performance. Operationally, we were able to improve the quality of our portfolio and to produce like-for-like net rental income growth of 2.9%. With strong leasing efforts we also managed to increase our occupancy rate to 96.3%. The results clearly demonstrate Citycon’s resilient business model and capacity to manage real growth.

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The quality of the property portfolio was further enhanced through continued focus on improved operations in a more systematic ‘One Citycon’ way and as a result of our efforts to recycle capital accretively. Since the strategy update in July 2011 we have successfully divested 26 non-core assets for a total value of approximately EUR 111 million. The significant growth in investment activity seen in the Nordics creates good momentum to continue the sell-off of the remaining non-core portfolio of approximately EUR 300 million. During the year, we also strengthened our development pipeline and introduced a new larger project, Mölndals Galleria in Gothenburg. The extension of Iso Omena progressed well and, after the buy-out of GIC’s 40% stake, we have full ownership of one of the most desirable shopping centres in Finland.

The year was characterised by substantial financing transactions and the introduction of another globally recognised real estate investor, CPPIBEH, as a strategic shareholder. Our substantially stronger balance sheet with modest Loan to Value provides us with the capacity to exploit further growth opportunities within our current portfolio as well as through selective acquisitions.

Events after the Financial Year

On 16 January Citycon announced that Harri Holmström, Citycon Oyj’s Chief Commercial Officer (CCO) and member of the Corporate Management Committee would leave the company at the end of January 2015.

On 28 January the company announced that it has signed an agreement with TK Development regarding the forward purchase of Straedet, a shopping centre to be built in Køge in the greater Copenhagen area. The purchase price is estimated to be approximately EUR 75 million and will be paid at completion in 2017.

Outlook

In 2015, Citycon gives guidance on three key metrics: EPRA Operating profit, EPRA Earnings and EPRA Earnings per share. Citycon will not give guidance on turnover going forward due to prediction uncertainties relating to e.g. currency fluctuations. Citycon expects its EPRA Operating profit to change by EUR -8 to 0 million and EPRA Earnings to change by EUR 6 to 14 million in 2015 compared with the previous year. The company forecasts an EPRA Earnings per share (basic) of EUR 0.175–0.195.

These estimates are based on the existing property portfolio as well as on the prevailing level of inflation, the euro-krona exchange rate, and current interest rates. Premises taken offline for planned or ongoing (re)development projects reduce net rental income during the year.

Business Environment

Market conditions continued to be challenging in Finland during 2014 while the Swedish economy showed strong signs of recovery. According to the European Commission (forecast), GDP growth in 2014 was 0.8% in the Euro area, -0.4% in Finland, 2.0% in Sweden, 1.9% in Estonia and 0.8% in Denmark.

In 2015 the European Commission forecasts Euro area GDP growth to reach 1.1%, with Sweden (2.4%), Estonia (2.0%) and Denmark (1.7%) showing stronger growth figures. The GDP growth for Finland (0.6%) is expected to remain modest for a fourth year in a row and is dependent on both the recovery of the European export markets as well as domestic demand.

During the reporting period, consumer confidence levels have stayed relatively stable in Citycon’s operating countries. The consumer confidence levels in the Nordics remain positive, while the consumer confidence in Estonia is slightly negative. In general the Euro area still struggles with negative consumer confidence. Consumer prices have continued to increase modestly in Finland and Denmark, while Sweden, Estonia and Euro area are facing slightly negative inflation. (Sources: Statistics Finland/Sweden/Estonia/Denmark) The unemployment rates are substantially below the Euro area average (11.4%) in all Citycon’s operating countries. (Source: Eurostat)

In 2014 retail sales growth has been strong in Estonia (6.0%) and Sweden (3.4%), but negative in Finland (-1.0%) and Denmark (-2.1%). (Sources: Statistics Finland/Sweden/Estonia/Denmark) Year-on-year prime shopping centre rents decreased slightly in Finland, while increasing approximately 2.0% in Sweden. In Estonia prime shopping centre rents increased 1.5–3.0% due to indexation and increases in turnover rents. In Finland the weak outlook for retail sales limits the rental growth potential going forward. In Estonia prime rental growth is expected to remain flat in 2015 as demand for large units is limited and smaller units are already close to their maximum rental potential. In Sweden prime rental growth is expected to continue, however, being slightly limited by increased competition. Prime retail rents will perform better than secondary retail rents in terms of growth. (Source: JLL)

Investment activity has remained positive during the year and peaked in the fourth quarter. The demand for prime assets remains strong. Accordingly, increased investor demand and the limited supply of prime shopping centres has resulted in the compression of prime yields. In Finland the total retail transaction volume far exceeded the previous year. In Sweden the total transaction volume was record high, while the retail transaction volume was at the level of the previous year. In Finland yields are expected to remain stable in 2015 and in Sweden a minor decrease is expected for prime shopping centre yields. In Estonia the continued investment activity and improved market conditions has resulted in yields coming under pressure and yields are expected to come down slightly in 2015. (Source: JLL)

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The figures shown in the following sections are for the period January–December, and the figures in brackets are the reference figures for the corresponding period in 2013, unless otherwise indicated.

Changes in the Property Portfolio

At the end of December, the fair value of Citycon’s property portfolio totalled EUR 2,769.1 million (31 December 2013: EUR 2,733.5 million), of which 61% (61%) comes from properties in Finland, 26% (26%) from Sweden and 13% (13%) from Baltic Countries and New Business. Of the fair value of the total property portfolio 92% (92%) comes from shopping centres and 8% (8%) from other retail properties.

Citycon has defined other retail properties (supermarkets and shops) as non-core properties and announced its intention to divest these properties within the next few years, after the completion of value enhancing activities.

Property summary

	31 December 2014			31 December 2013
	No. of properties	Fair value, EUR million	Portfolio, %	No. of properties	Fair value, EUR million	Portfolio, %
Shopping centres	21	1,514.1	55	22	1,468.4	54
Other retail properties	23	195.9	7	33	202.8	7

Finland, total	44	1,710.0	62	55	1,671.2	61

Shopping centres 1)	9	690.3	25	9	700.3	26
Other retail properties	2	19.4	1	2	19.8	1

Sweden, total	11	709.7	26	11	720.1	26

Shopping centres	4	349.4	13	5	342.2	13

Baltic Countries and New Business, total	4	349.4	13	5	342.2	13

Shopping centres, total	34	2,553.8	92	36	2,510.8	92
Other retail properties, total	25	215.3	8	35	222.7	8

Citycon, total	59	2,769.1	100	71	2,733.5	100

1)	Excludes Kista Galleria.

The fair value change of investment properties amounted to EUR 15.7 million (EUR 26.1 million). The company recorded a total value increase of EUR 64.9 million (EUR 61.2 million) and a total value decrease of EUR 49.3 million (EUR 35.2 million). Fair value gain of the shopping centres was EUR 21.4 million and the fair value loss of the supermarket and shop properties was EUR 5.7 million.

Fair value changes

EUR million	Q4/2014	Q4/2013	Q3/2014	2014	2013	Change- %
Finland	-8.3	-6.5	-9.2	-15.8	2.3	—
Sweden	4.9	6.3	5.3	13.3	8.1	65.4
Baltic Countries and New Business	5.6	4.9	4.0	18.1	15.8	14.7

Shopping centres, total	4.2	5.7	2.6	21.4	25.2	-15.1
Other retail properties, total	-2.0	-1.0	-2.5	-5.7	0.9	—

Citycon, total	2.2	4.7	0.1	15.7	26.1	-40.0

On 31 December 2014, the average net yield requirement defined by JLL for Citycon’s entire property portfolio was 6.1% (31 December 2013: 6.3%). The average net yield requirement for properties in Finland, Sweden and the Baltic Countries and New Business was 6.1%, 5.7% and 7.2% respectively. The weighted average market rent used for the valuation decreased to EUR 25.2/sq.m. (31 December 2013: EUR 25.3/sq.m.). (cf. Note 6: Investment Property). JLL’s Valuation Statement for the period-end can be found on the company’s website at www.citycon.com/valuation.

Citycon’s gross capital expenditure (including acquisitions) for the period totalled EUR 125.5 million (EUR 226.1 million). Gross capital expenditure in the corresponding period includes acquisition of Kista Galleria (Q1/2013).

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Capital expenditure

EUR million	2014	2013
Acquisitions of properties	—	2.0
Acquisitions of and investments in joint ventures	25.8	148.1
Property development	95.8	75.5
Other investments	3.8	0.5

Total capital expenditure incl. acquisitions	125.5	226.1

Capital expenditure by segment
Finland	95.9	65.1
Sweden	26.0	150.2
Baltic Countries and New Business	0.7	10.4
Group administration	2.9	0.4

Total capital expenditure incl. acquisitions	125.5	226.1

Divestments 1)	27.7	53.0

1)	Excluding divestments transferred into ‘Investment properties held for sale’ -category

Acquisitions and divestments

During the reporting period, Citycon acquired GIC’s minority stake in Iso Omena and the plot of shopping centre Arabia as well as divested 12 non-core properties. In addition, on 30 June Citycon sold Espagalleria Oy to Mutual Pension Insurance Company Ilmarinen and terminated the asset management agreement regarding shopping centre Galleria Esplanad.

Since the publication of its strategy update in July 2011, the company has divested 26 non-core properties and 3 residential portfolios for a total value of approximately EUR 111 million.

Acquisitions and divestments 2014

		Location	Date	Gross leasable area, sq.m.	Price, EUR million
Acquisitions
Arabia	Land plot	Helsinki, Finland	5 December	—	10.6
Iso Omena	GIC’s 40% stake	Helsinki area, Finland	16 October	—	—

Divestments
Portfolio transaction 1)	Retail properties	Finland	31 December	12,700	6.7
Mandarinas	Shopping centre	Vilnius, Lithuania	29 December	7,900	12.5
Laajasalon Liikekeskus	Retail property	Helsinki, Finland	11 September	2,660	3.3
Soukan Itäinentorni	Retail property	Helsinki area, Finland	11 September	1,600	1.7
Lauttasaaren Liikekeskus	Retail property	Helsinki, Finland	28 February	1,500	2.8
Koskikara	Shopping centre	Valkeakoski, Finland	31 January	5,800	2.6
Säkylän Liiketalo	Retail property	Säkylä, Finland	30 January	1,200	0.3

Divestments, total				33,360	29.9

1)	Including six supermarkets and shops properties in Finland: Forssan Hämeentie 3, Pihlajamäen Liiketalo, Salpausseläntie 11, Vantaan Laajavuorenkuja 2, Kuusankosken Kauppakatu 7, Asolantien Liikekiinteistö

(Re)development projects

At the end of the period, the company had two major (re)development projects underway: the Iso Omena extension and (re)development project in Espoo, and the IsoKristiina extension and (re)development project in Lappeenranta.

The estimated investment for the Iso Omena extension project, including partial (re)development of the existing shopping centre, has been increased to approximately EUR 250 million (previously reported figure EUR 175 million). The renewed plans include the construction of an additional extension to the shopping centre and creating a new mall corridor in the existing part of the centre. The changes improve the commercial concept substantially by creating better circulation in the centre, more functioning retail units as well as larger cinema and leisure area. The first phase of the project, covering a EUR 120 million investment, will be carried out in a 50/50 partnership with NCC Property Development. The amount of preleased space in the area of the extension stood at approximately 35% at the end of the reporting period.

The total investment for the IsoKristiina extension and (re)development project is estimated to be approximately EUR 110 million. Mutual Pension Insurance Company Ilmarinen owns 50% of the shopping centre, and will provide its 50% share of the project financing. The amount of preleased space in the area of the extension stood at approximately 80% at the end of the reporting period.

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One of the (re)development projects in Kista Galleria was finalized in August when the new digital library opened.

In addition to the ongoing projects listed in the table below, Citycon has made investment decisions on two (re)development projects:

•	In December, Citycon announced that it will start the construction of a new campus for the Satakunta University of Applied Sciences (SAMK) in its Asema-aukio premises in Pori. The project, worth approximately EUR 40 million, will secure a strong, long-term tenant for the property and solve the considerable vacancy the property has had in recent years. The construction work started in January 2015.

•	In September, Citycon announced that it has signed a joint venture agreement with NCC Property Development for the (re)development of Mölndals Galleria in Gothenburg. Citycon’s total investment will be approximately EUR 120 million. The construction of the new shopping centre is expected to start during 2015.

Further information on the company’s completed, ongoing and planned (re)developments can be found in the upcoming Annual and Sustainability Report 2014.

(Re)development projects completed in 2014 and in progress on 31 December 2014

	Location	Area before and after project completion, sq.m.	Citycon’s (expected) gross investment need, EUR million	Actual gross investments by 31 December 2014, EUR million	Completion
Iso Omena	Helsinki area, Finland	63,300 / 99,000	182.0	36.6	Q4/2016
IsoKristiina	Lappeenranta, Finland	22,400 / 34,000	56.0	40.3	Q4/2015
Stenungs Torg	Gothenburg area, Sweden	36,400 / 41,400	18.0	9.7	Q1/2016
Kista Galleria	Stockholm, Sweden	94,600 / 95,100	6.0	5.2	Q4/2015
Kista Galleria	Stockholm, Sweden	94,200 / 94,600	5.0	5.0	Completed Q3/2014

Leasing Activity

The economic occupancy rate for Citycon’s portfolio totalled 96.3% (95.7%). The increase in the occupancy rate was mainly due to decreased vacancy in supermarkets and shops in Finland and in the Swedish shopping centre portfolio. The economic occupancy rate for shopping centres was 96.2% (96.3%) and for supermarkets and shops 96.6% (91.6%).

The gross leasable area decreased by 3.0% to 933,040 square metres. The decrease was due to divestments. At the period-end, Citycon had a total of 3,158 (3,287) leases. The average remaining length of the lease portfolio decreased to 3.2 (3.5) years.

The average rent increased from EUR 21.5/sq.m. to EUR 21.6/sq.m. mainly due to index increments and divestments.

The rolling twelve-month occupancy cost ratio for like-for-like shopping centre properties was 8.6%.

Lease portfolio summary

	Q4/2014	Q4/2013	Q3/2014	2014	2013	Change- %
Number of properties at the end of the period	59	71	66	59	71	-16.9
Gross leasable area, sq.m.	933,040	961,790	949,230	933,040	961,790	-3.0
Annualised potential rental value, EUR million 1)	243.1	246.1	246.2	243.1	246.1	-1.2

Average rent (EUR/sq.m.)	21.6	21.5	21.7	21.6	21.5	0.5
Number of leases started during the period	184	163	139	595	611	-2.6
Total area of leases started, sq.m. 2)	34,168	52,697	27,999	122,568	150,013	-18.3
Average rent of leases started (EUR/sq.m.) 2)	22.1	17.5	18.1	19.9	18.8	5.9
Number of leases ended during the period	222	458	166	724	1,117	-35.2
Total area of leases ended, sq.m. 2)	47,826	66,260	28,711	144,880	186,567	-22.3
Average rent of leases ended (EUR/sq.m.) 2)	20.1	18.3	21.6	21.0	18.6	12.9

Occupancy rate at end of the period (economic), %	96.3	95.7	95.7	96.3	95.7	—
Average remaining length of lease portfolio at the end of the period, years	3.2	3.5	3.3	3.2	3.5	-8.6%
Net rental yield, % 3)	6.3	6.4	6.3	6.3	6.4	—
Net rental yield, like-for-like properties, %	6.1	6.1	6.1	6.1	6.1	—

1)	Annualised potential rental value for the portfolio includes annualised gross rent based on valid rent roll at the end of the period, market rent of vacant premises and rental income from turnover based contracts (estimate) and possible other rental income.
2)	Leases started and ended do not necessarily refer to the same premises.
3)	Includes the value of unused building rights.

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Tenants’ sales and footfall in Citycon’s shopping centres

Total sales in Citycon’s shopping centres remained the same while footfall decreased -2%, year-on-year. The decrease in footfall derived mainly from ongoing (re)developments. Like-for-like (LFL) shopping centre sales and footfall decreased -1% and -2% respectively.

Shopping centre sales and footfall 1)

Year-on-year, %	Sales	Sales, LFL	Footfall	Footfall, LFL
Finland	-3	-2	-5	-3
Sweden	2	1	1	1
Baltic Countries and New Business	7	13	1	3

Shopping centres, total	0	-1	-2	-2

1)	Sales and footfall figures include estimates.

Financing

During the reporting period, Citycon has completed several actions to strengthen its balance sheet and financial position, to reduce the cost of debt and to extend the debt maturities.

In December, Citycon signed a EUR 500 million unsecured committed multicurrency revolving credit facility agreement with a Nordic bank group. The loan period is five years and the loan terms include two one-year extension options that can extend the maturity to seven years subject to bank approval. The borrower is Citycon Treasury B.V. and the credit facility is guaranteed by Citycon Oyj. The credit facility was used to refinance approximately EUR 100 million of term loans and additionally to replace a total of EUR 380 million of unutilized existing revolving credit facilities. As a result, Citycon’s average debt maturity was extended to 5.9 years, the average cost of debt reduced to 3.3% and unutilized lines of credit increased to EUR 397.5 million.

In September, Citycon placed a EUR 350 million 10-year Eurobond. The issuer of the bond was Citycon Treasury B.V. and the guarantor was Citycon Oyj. The 10-year guaranteed euro-denominated bond matures on 1.10.2024 and carries fixed annual interest at the rate of 2.50%, payable annually on 1.10. The bond was allocated to a broad base of international investors and the bond offering was oversubscribed within a few hours which is a sign of the strength of Citycon’s credit profile. The bond has been rated BBB by Standard & Poor’s and Baa2 by Moody’s, in line with Citycon’s corporate credit ratings. The bond proceeds were to a large extent used to prepay existing debt in order to extend average debt maturities and decrease the average cost of debt. The floating to fixed interest rate swaps hedging the loans that were repaid during October were closed and the negative fair values realized as indirect financial expenses.

In June–July Citycon carried out a directed share issue and a consecutive rights issue, whereby the company raised approximately EUR 400 million of new capital. The directed share issue of EUR 206.4 million to CPPIBEH was executed on 9 June and the rights issue of EUR 196.5 million was executed on 8 July. Please see section “Shares, Share Capital and Shareholders” for further details on the share issuances.

The proceeds of the share issuances were used to make approximately EUR 300 million of debt prepayments in June and July and the remaining EUR 100 million has been used for acquisitions and (re)developments. The equity transactions clearly strengthened the company’s balance sheet and thus the credit profile and as a result Citycon’s two investment grade long-term corporate credit ratings were upgraded in July. On 8 July Standard & Poor’s upgraded Citycon’s credit rating to BBB (previous BBB-) and on 30 July Moody’s upgraded Citycon’s credit rating to Baa2 (previous Baa3). The outlook for both ratings is stable.

Net financial expenses for January–December decreased by EUR 12.6 million compared to the corresponding period last year to EUR 77.5 million (EUR 90.1 million). Financial expenses decreased mainly as a result of a lower amount of debt, weaker Swedish krona and a lower average interest rate.

The financial expenses for the period include EUR 26.5 million non-recurring indirect realised financial expenses from unwinding of interest rate swaps related to debt prepayments in June–July and October, as well as EUR 2.8 million of direct non-recurring expenses related to the write-off of unamortised arrangement fees of the prepaid debt.

Citycon uses interest rate swaps to hedge the floating interest rate risk exposure and applies hedge accounting when marking these swaps to market in the balance sheet. Changes in fair values are reported under other comprehensive income, taking the tax effect into account. Due to mark to market valuation, the swap unwinding has no major impact on equity nor total comprehensive income, as the unwinding loss is largely offset by a gain under other comprehensive income. The losses of the swaps that were realised were booked from other comprehensive income/loss to financial expenses, taking the tax effect into account. The debt prepayments and the unwinding of related swaps will reduce Citycon’s future interest expenses and increase headroom under the interest cover ratio covenant.

Interest-bearing debt showed a year-on-year decrease of EUR 284.7 million to EUR 1,177.7 million. The fair value of interest-bearing debt decreased year-on-year by EUR 282.9 million to EUR 1,188.4 million. Cash and cash equivalents decreased year-on-year by EUR 3.6 million to EUR 34.4 million. The average loan maturity, weighted for the amount of the loans’ principal increased to 5.9 years, following the refinancing and longer maturities of the new debt.

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The period-end weighted average interest rate, including interest rate swaps was 3.28% which is clearly lower than in previous quarter and last year’s corresponding level. The year-to-date weighted average interest rate for interest-bearing debt, including interest rate swaps was 3.91% which is slightly lower than previous year.

Key financing figures

	31 December 2014	31 December 2013
Interest bearing debt, carrying value, EUR million	1,177.7	1,462.4
Interest bearing debt, fair value, EUR million	1,188.4	1,471.3
Net interest bearing debt, fair value, EUR million	1,154.0	1,433.3
Cash, EUR million	34.4	38.0
Available liquidity, EUR million	449.8	435.4
Average loan maturity, years	5.9	4.1
Average interest-rate fixing period, years	5.6	3.9
Interest rate hedging ratio, %	88.0	83.4
Weighted average interest rate, incl. interest rate swaps, %	3.28	4.12
Year-to-date weighted average interest rate, incl. interest rate swaps, %	3.91	4.06
Loan to Value (LTV), % 1) 2)	38.6	49.3
Equity ratio (financial covenant > 32.5), % 3)	54.8	45.2
Interest cover ratio (financial covenant > 1.8), x	3.1	2.4

1)	Citycon amended its accounting policy regarding deferred taxes in the third quarter of 2014 which also impacts LTV. The change has been applied also to comparison figures.
2)	Citycon changed the reporting of LTV in the period by including also ‘Investments in joint ventures’ in the investment properties. The change has been applied also to the comparison periods.
3)	Citycon amended its accounting policy regarding deferred taxes in the third quarter of 2014 which also impacts the equity ratio loan covenant from Q3 2014 onwards.

Financial Performance

Turnover

Citycon’s turnover came to EUR 245.3 million (EUR 248.6 million). Turnover decreased by EUR 3.3 million, or 1.3%, with divestments reducing the turnover by EUR 4.8 million and the weaker Swedish krona by EUR 3.1 million. Like-for-like gross rental income increased by EUR 2.4 million, or 1.3%.

Property operating expenses

Property operating expenses decreased by EUR 4.0 million, i.e. 5.1% from EUR 78.4 million to EUR 74.4 million. Like-for-like property operating expenses decreased by EUR 0.9 million, mainly due to lower heating and electricity expenses resulting mainly from favourable weather conditions in the first half of the year (cf. Note 4: Property Operating Expenses).

Other expenses from leasing operations

Other expenses from leasing operations, consisting of tenant improvements and credit losses, totalled EUR 1.6 million (EUR 1.3 million). The increase was mainly attributable to higher credit losses and credit loss provision.

Net rental income

Citycon’s net rental income increased by EUR 0.5 million or 0.3% and was EUR 169.4 million (EUR 168.9 million). Like-for-like net rental income grew by EUR 3.8 million, or 2.9%. Like-for-like net rental income in shopping centres increased by 3.2% and in supermarkets and shops by 0.1%. Larger shopping centres, such as Iso Omena and Liljeholmstorget Galleria contributed to the positive development in like-for-like net rental income of shopping centres. (Re)development projects increased net rental income by EUR 1.9 million while divestments reduced net rental income by EUR 2.6 million.

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The following table shows like-for-like net rental income growth by segment. Like-for-like properties are properties held by Citycon throughout two full preceding periods, excluding properties under (re)development or extension and undeveloped plots. 74.3% of like-for-like properties are located in Finland, measured in net rental income.

Net rental income and turnover by segment and property portfolio

Net rental income						Turnover
EUR million	Finland	Sweden	Baltic Countries and New Business	Other	Total	Total
2012	98.2	39.2	24.6	—	162.0	239.2
Acquisitions	0.5	—	0.7	—	1.2	2.9
(Re)development projects	0.8	-0.3	0.2	—	0.6	1.8
Divestments	-0.1	-1.0	—	—	-1.1	-2.3
Like-for-like properties	4.1	1.2	0.2	—	5.5	6.6
Other (incl. exchange rate diff.)	—	0.6	0.0	0.0	0.6	0.4
2013	103.5	39.7	25.6	0.0	168.9	248.6
Acquisitions	—	—	-0.4	—	-0.4	-0.1
(Re)development projects	-1.0	0.8	2.1	—	1.9	1.8
Divestments	-2.1	-0.5	0.0	—	-2.6	-4.8
Like-for-like properties	2.5	1.2	0.1	—	3.8	3.1
Other (incl. exchange rate diff.)	—	-2.3	—	—	-2.3	-3.1
2014	103.0	38.9	27.5	0.0	169.4	245.3

Administrative expenses

Administrative expenses were relatively flat compared to previous year and totalled EUR 20.7 million (EUR 20.6 million).

At the end of December, Citycon Group employed a total of 151 (127) persons, of whom 92 worked in Finland, 47 in Sweden, 9 in Estonia and 3 in the Netherlands.

Net gains/losses on fair value and sale of investment properties

Net fair value gains on investment properties totalled EUR 15.7 million (EUR 26.1 million). Net loss on the sale of investment properties totalled EUR 0.3 million (gain on sale of EUR 0.8 million).

Operating profit

Operating profit came to EUR 165.0 million (EUR 176.0 million), being lower than in the corresponding period previous year mainly due to decrease in net fair value gains on investment property.

Net financial expenses

Net financial expenses for January–December decreased by EUR 12.6 million compared to the corresponding period last year to EUR 77.5 million (EUR 90.1 million). Financial expenses decreased mainly as a result of a lower amount of debt, weaker Swedish krona and a lower average interest rate.

Share of profit of joint ventures

The share of profit of joint ventures totalled EUR 14.9 million (EUR 1.7 million). The growth came mainly from the positive fair value change of the Kista Galleria shopping centre out of which Citycon’s share amounted to EUR 18.6 million.

Income taxes

Current tax expense for the period was EUR 0.3 million (EUR 0.7 million). Change in deferred taxes amounted to EUR -12.4 million (EUR 15.1 million). The change resulted mainly from a deferred tax liability arising from the difference between properties’ fair value and tax residual value of the underlying assets.

Citycon amended its accounting policy regarding deferred taxes in the third quarter of 2014. The change has been applied also to comparison figures.

Profit for the period

Profit for the period came to EUR 89.7 million (EUR 102.0 million). Compared to previous year profit for the period was decreased by negative change in deferred taxes.

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Statement of Financial Position

Investment properties

The fair value of investment properties increased by EUR 35.6 million to EUR 2,769.1 million from the end of 2013 (31 December 2013: EUR 2,733.5 million) due to gross capital expenditure of EUR 95.9 million, offset by divestments totalling EUR 27.7 million and transfers of certain residential units in Sweden and Finland into the ‘Investment Property Held for Sale’ -category, amounting to EUR 7.2 million. In addition, net fair value gains on investment properties increased the value of investment properties by EUR 15.7 million. Exchange rate changes decreased the fair value of investments properties by EUR 40.9 million.

Shareholders’ equity

At the period-end, the shareholders’ equity attributable to Citycon Group’s parent company’s shareholders was EUR 1,650.7 million. This figure increased from the end of 2013 (31 December 2013: EUR 1,236.2 million) by EUR 414.5 million, mainly due to the directed share issue and rights issue, the combined net proceeds of which amounted to EUR 401.1 million in addition to the profit of EUR 84.5 million for the reporting period attributable to parent company’s shareholders. On the other hand, the shareholders’ equity was decreased by the dividend payments and equity returns of EUR 66.2 million and the acquisition of non-controlling interest by EUR 11.3 million. Citycon applies hedge accounting, which means that fair value changes of applicable interest derivatives are recorded under Other Items of Comprehensive Income, which affects shareholders’ equity. A gain on the fair value of interest derivatives of EUR 19.0 million was recorded for the period, taking into account their tax effect (a gain of EUR 36.7 million) (cf. Note 10: Derivative Contracts).

Due to the aforementioned items and the increased amount of shares resulting from the share issuances, equity per share decreased to EUR 2.78 (31 December 2013: EUR 2.80). The equity ratio increased to 54.6% (31 December 2013: 43.2%). The company’s equity ratio, as defined in the loan agreement covenants, increased to 54.8% (31 December 2013: 45.2%).

Details of the company’s share capital, the number of shares, and related matters can be found in Financial Result Release 16 under heading ‘Shares, Share Capital and Shareholders’.

Liabilities

Liabilities totalled EUR 1,384.8 million (EUR 1,694.2 million), with short-term liabilities accounting for EUR 154.1 million (EUR 231.6 million). Interest-bearing debt showed a year-on-year decrease of EUR 284.7 million to EUR 1,177.7 million. The fair value of interest-bearing debt decreased year-on-year by EUR 282.9 million to EUR 1,188.4 million.

Cash Flow Statement

Net cash from operating activities totalled EUR 66.0 million (EUR 58.1 million) in the reporting period. Net cash used in investing activities totalled EUR 101.5 million (EUR 168.4 million). Capital expenditure related to investment properties, shares in joint ventures and tangible and intangible assets totalled EUR 131.0 million (EUR 226.6 million). Negative cash flow from investing activities was partly offset by sales of investment properties totalling EUR 29.5 million (EUR 60.2 million). Net cash from financing activities was EUR 33.0 million (EUR 97.9 million).

Citycon changed the reporting of cash flow statement in the period by transferring the realised exchange rate gains and losses from net cash flow from operating activities to net cash flow from financing activities. The change has been applied also to the comparison period.

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Financial Performance of Business Units

Citycon’s business operations are divided into three business units: Finland, Sweden and Baltic Countries and New Business. The business units are further subdivided into clusters. The Finnish unit is composed of 4 clusters, the Swedish unit of 3 and Baltic Countries and New Business unit of 1 cluster.

Finland

Citycon’s net rental income from Finnish operations during the period totalled EUR 103.0 million (EUR 103.5 million). Like-for-like properties increased net rental income in Finland by EUR 2.5 million, or 2.5% which was mainly attributable to good performance of the shopping centres. Divestments and (re)development projects reduced net rental income by EUR 3.1 million. The business unit accounted for 60.8% (61.3%) of Citycon’s total net rental income. Net rental yield was 6.2% (6.4%).

At period-end, the Finnish property portfolio accounted for a total gross leasable area of 546,140 square metres (571,890 sq.m.). The gross leasable area decreased due to property divestments. The annualised potential rental value decreased to EUR 148.7 million, due to divestment of one non-core shopping centre and 10 supermarket and shop properties.

Lease agreements started during the period applied to a GLA of 87,433 square metres (110,292 sq.m.) and the ended lease agreements applied to 109,133 square metres (133,770 sq.m.). The average rent for new lease agreements was lower than the average rent for the ended leases, mainly due to new storage leases and new leases concerning large retail units while the ended leases consisted of smaller retail units. Also leases were renewed at lower levels. The average rent rose from EUR 22.4/sq.m. to EUR 22.6/sq.m., mainly thanks to index increments and divestments. The economic occupancy rate increased to 95.6% (95.1%) due to decreased vacancy in supermarkets and shops.

Key figures, Finland

	Q4/2014	Q4/2013	Q3/2014	2014	2013	Change- %
Number of properties at the end of the period	44	55	50	44	55	-20.0
Gross leasable area, sq.m.	546,140	571,890	558,830	546,140	571,890	-4.5
Annualised potential rental value, EUR million 1)	148.7	150.5	150.3	148.7	150.5	-1.2

Average rent (EUR/sq.m.)	22.6	22.4	22.5	22.6	22.4	0.9
Number of leases started during the period	126	109	95	408	390	4.6
Total area of leases started, sq.m. 2)	22,453	40,954	20,366	87,433	110,292	-20.7
Average rent of leases started (EUR/sq.m.) 2)	21.7	17.5	16.6	19.0	18.8	1.1
Number of leases ended during the period	103	163	124	472	498	-5.2
Total area of leases ended, sq.m. 2)	31,623	53,036	22,956	109,133	133,770	-18.4
Average rent of leases ended (EUR/sq.m.) 2)	20.2	18.6	20.5	20.9	19.0	10.0

Occupancy rate at end of the period (economic), %	95.6	95.1	94.7	95.6	95.1	—
Average remaining length of lease portfolio at the end of the period, years	3.4	3.9	3.5	3.4	3.9	-12.8

Gross rental income, EUR million 3)	34.7	35.7	35.4	141.3	144.4	-2.2
Turnover, EUR million	36.3	37.4	37.0	147.7	150.4	-1.8
Net rental income, EUR million	25.8	26.3	26.7	103.0	103.5	-0.5
Net rental yield, % 4)	6.2	6.4	6.3	6.2	6.4	—
Net rental yield, like-for-like properties, %	6.4	6.3	6.4	6.4	6.3	—

Fair value of investment properties, EUR million	1,710.0	1,671.2	1,690.3	1,710.0	1,671.2	2.3

1)	Annualised potential rental value for the portfolio includes annualised gross rent based on valid rent roll at the end of the period, market rent of vacant premises and rental income from turnover based contracts (estimate) and possible other rental income.
2)	Leases started and ended do not necessarily refer to the same premises.
3)	Citycon made an adjustment to its accounting policy related to parking income during the year 2014. Previously Citycon reported parking income within service charge income, but starting from current year part of gross rental income. The change has been applied also to the 2013 comparison figures.
4)	Includes the value of unused building rights.

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Sweden

The company’s net rental income from Swedish operations decreased by EUR 0.8 million or 2.1% to EUR 38.9 million (EUR 39.7 million). Excluding the impact of the weakened Swedish krona, net rental income from the Swedish operations increased by EUR 1.1 million compared to corresponding period in 2013. Net rental income from like-for-like properties grew by EUR 1.2 million, or 3.8%. On the other hand, divestments reduced net rental income by EUR 0.5 million. The business unit accounted for 23.0% (23.5%) of Citycon’s total net rental income. Net rental yield was 5.6% (5.6%).

At period-end, the Swedish property portfolio accounted for a total gross leasable area of 259,300 square metres (254,500 sq.m.). The gross leasable area increased due to the extension of shopping centre Stenungs Torg. The annualised potential rental value decreased to EUR 62.4 million due to the weakened Swedish krona.

Lease agreements started during the period applied to a GLA of 28,809 square metres (16,780 sq.m.) and ended lease agreements applied to 19,997 square metres (34,597 sq.m.). The average rent level for new lease agreements was lower than the average rent level for ended lease agreements due to new short term retail leases started during the third quarter of the year and one new retail lease concerning a large unit in the fourth quarter.

The average rent decreased to EUR 20.0/sq.m. due to the weakened Swedish krona. The economic occupancy rate increased to 96.1% (95.1%) due to improved occupancy rate e.g. in Liljeholmstorget Galleria and Högdalen Centrum.

Key figures, Sweden

	Q4/2014	Q4/2013	Q3/2014	2014	2013	Change- %
Number of properties at the end of the period	11	11	11	11	11	0.0
Gross leasable area, sq.m.	259,300	254,500	254,900	259,300	254,500	1.9
Annualised potential rental value, EUR million 1)	62.4	63.5	61.6	62.4	63.5	-1.7

Average rent (EUR/sq.m.)	20.0	20.8	20.1	20.0	20.8	-3.8
Number of leases started during the period	46	39	35	142	133	6.8
Total area of leases started, sq.m. 2)	9,362	5,416	6,569	28,809	16,780	71.7
Average rent of leases started (EUR/sq.m.) 2)	23.1	19.8	17.7	20.5	21.3	-3.8
Number of leases ended during the period	43	285	33	138	529	-73.9
Total area of leases ended, sq.m. 2)	4,730	9,809	4,814	19,997	34,597	-42.2
Average rent of leases ended (EUR/sq.m.) 2)	30.3	16.4	23.0	22.4	16.6	34.9

Occupancy rate at end of the period (economic), %	96.1	95.1	95.9	96.1	95.1	—
Average remaining length of lease portfolio at the end of the period, years	3.0	2.8	2.9	3.0	2.8	7.1

Gross rental income, EUR million 3)	14.7	14.7	14.3	57.9	60.5	-4.3
Turnover, EUR million	15.3	15.4	15.0	60.5	63.3	-4.4
Net rental income, EUR million	9.1	9.0	10.2	38.9	39.7	-2.1
Net rental yield, % 4)	5.6	5.6	5.5	5.6	5.6	—
Net rental yield, like-for-like properties, %	5.4	5.5	5.4	5.4	5.5	—

Fair value of investment properties, EUR million	709.7	720.1	713.6	709.7	720.1	-1.4

1)	Annualised potential rental value for the portfolio includes annualised gross rent based on valid rent roll at the end of the period, market rent of vacant premises and rental income from turnover based contracts (estimate) and possible other rental income.
2)	Leases started and ended do not necessarily refer to the same premises.
3)	Citycon made an adjustment to its accounting policy related to parking income during the year 2014. Previously Citycon reported parking income within service charge income, but starting from current year part of gross rental income. The change has been applied also to the 2013 comparison figures.
4)	Includes the value of unused building rights.

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Baltic Countries and New Business

Net rental income from the Baltic Countries and New Business operations increased by EUR 1.9 million, or 7.3%, to EUR 27.5 million (EUR 25.6 million), mainly due to completions of the (re)development projects in shopping centres Rocca al Mare and Kristiine. The business unit accounted for 16.2% (15.2%) of Citycon’s total net rental income. Net rental yield was 8.2% (8.2%).

At the period-end, the property portfolio in Baltic Counties and New Business accounted for a total gross leasable area of 127,600 square metres (135,400 sq.m.). The gross leasable area decreased due to the divestment of one non-core shopping centre. The annualised potential rental value decreased slightly to EUR 32.0 million due the divestment of shopping centre Mandarinas in Lithuania offset by index increments in other shopping centre properties. The average rent increased to EUR 21.0/sq.m., mostly due to indexation, new lease agreements and divestments.

Lease agreements started during the period applied to a GLA of 6,326 square metres (22,941 sq.m.) and ended lease agreements applied to 15,750 square metres (18,200 sq.m.). The average rent level for new lease agreements was higher than average rent for the ended lease agreements mostly due to the divestment of Mandarinas and new retail leases started in the third quarter of 2014. The economic occupancy rate decreased to 99.3% (99.7%).

Key figures, Baltic Countries and New Business

	Q4/2014	Q4/2013	Q3/2014	2014	2013	Change- %
Number of properties at the end of the period	4	5	5	4	5	—
Gross leasable area, sq.m.	127,600	135,400	135,500	127,600	135,400	-5.8
Annualised potential rental value, EUR million 1)	32.0	32.1	34.3	32.0	32.1	-0.3

Average rent (EUR/sq.m.)	21.0	19.8	21.3	21.0	19.8	6.1
Number of leases started during the period	12	15	9	45	88	-48.9
Total area of leases started, sq.m. 2)	2,354	6,327	1,064	6,326	22,941	-72.4
Average rent of leases started (EUR/sq.m.) 2)	22.1	15.6	49.6	29.3	16.7	75.4
Number of leases ended during the period	76	10	9	114	90	26.7
Total area of leases ended, sq.m. 2)	11,473	3,415	942	15,750	18,200	-13.5
Average rent of leases ended (EUR/sq.m.) 2)	15.7	19.2	39.4	19.9	19.0	4.7

Occupancy rate at end of the period (economic), %	99.3	99.7	99.1	99.3	99.7	—
Average remaining length of lease portfolio at the end of the period, years	3.0	3.3	3.4	3.0	3.3	-9.1

Gross rental income, EUR million	8.0	7.9	8.4	32.8	30.4	7.9
Turnover, EUR million	9.3	9.2	9.4	37.2	34.9	6.5
Net rental income, EUR million	6.4	6.6	7.1	27.5	25.6	7.3
Net rental yield, %	8.2	8.2	8.3	8.2	8.2	—
Net rental yield, like-for-like properties, %	8.7	8.7	9.0	8.7	8.7	—

Fair value of investment properties, EUR million	349.4	342.2	355.0	349.4	342.2	2.1

1)	Annualised potential rental value for the portfolio includes annualised gross rent based on valid rent roll at the end of the period, market rent of vacant premises and rental income from turnover based contracts (estimate) and possible other rental income.
2)	Leases started and ended do not necessarily refer to the same premises.

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Environmental Responsibility

Citycon’s strategy is to be among the forerunners in sustainable shopping centre management. The location of Citycon’s shopping centres in urban environments in growing cities and directly connected to public transportation, means that they are well positioned to face the demands of sustainable development.

Citycon’s sustainability strategy was updated in 2014 to better reflect company’s priorities and effects on the surrounding community. The renewed strategy and targets are presented in the upcoming Annual and Sustainability Report 2014.

At its annual conference in September 2014, the European Public Real Estate Association (EPRA) acclaimed Citycon’s Annual and Sustainability Report 2013 as one of the best in the industry. Citycon won the gold-level award in the sustainability Best Practices series for the third time now. Citycon was honored also with Green Star status in the Global Real Estate Sustainability Benchmark (GRESB) assessment. Citycon received this recognition for the third year in a row for its outstanding management and implementation of key sustainability issues.

Environmental indicators

•	Citycon’s total energy consumption (incl. electricity consumption in common areas, heating and cooling) amounted to 247 gigawatt hours (251 GWh). Total energy consumption in like-for-like shopping centres decreased by 6% (target 2–3%).

•	In 2014, the carbon footprint totalled 80 thousand tonnes of carbon dioxide equivalent (73 1000tCO2e). The carbon footprint of like-for-like shopping centres decreased by 2% compared to previous year (target 2–3%).

•	The total water consumption in all shopping centres and retail properties owned by Citycon was 723,423 cubic metres (603,014 m³) in 2014. In 2014, water consumption per visitor in shopping centres was 4.3 litres and 3.3 litres in like-for- like shopping centres (target 3.7 litres per visitor).

•	The recycling rate in shopping centres improved over 3 percentage points compared to the previous year and was 89% (target 80%).

Citycon’s reported environmental data 2014 covers shopping centres owned by Citycon and other properties where Citycon’s share of ownership is at least 50 per cent. Kista Galleria’s environmental data is reported in its entirety. Kista Galleria is not included in the reported environmental data of 2013.

Citycon continuously improves the energy efficiency of its shopping centres. The objective is to continue to invest in measures that generate savings in consumption and costs, such as renewing lighting and lighting control solutions, or the greater use of frequency transformers and control in ventilation systems. Furthermore, Citycon ensures the continuous optimisation of adjustments and temperature settings for technical systems, in order to meet consumption and cost saving targets. Energy costs related to electricity and heating, 23.2 EUR million (25.1 EUR million), decreased compared to 2013.

In its sustainability reporting, Citycon applies the construction and real estate sector specific (CRESS) guidelines of the Global Reporting Initiative, as well as the guidelines published by EPRA in autumn 2014. Extensive results and indicators for environmental responsibility are presented in the upcoming Annual and Sustainability Report 2014.

Risks and Uncertainties

The company’s core risks and uncertainties, along with its main risk management actions and principles, have been described in detail on pages 49–51 of the Financial Statements 2014 and in the upcoming Annual and Sustainability Report 2014.

Citycon’s Board of Directors believes there have been no material changes to the risks during 2014. The main risks are associated with property development projects, weaker demand for retail premises, rising operating expenses, environment and human related risks, decreasing fair values of investment properties and availability and cost of funding.

Governance

Annual General Meeting 2014

Citycon’s Annual General Meeting (AGM) was held in Helsinki on 19 March 2014.

The decisions made by the AGM are reported on the company’s website at www.citycon.com/agm2014. The AGM minutes are also available on this website.

Extraordinary General Meeting 2014

The Extraordinary General Meeting (EGM) of Citycon took place in Helsinki on 6 June 2014.

The EGM decisions are reported on the company’s website at www.citycon.com/egm2014. Also the EGM minutes are available on this website.

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Shares, Share Capital and Shareholders

The company has a single series of shares, with each share entitling to one vote at General Meeting of shareholders. The shares have no nominal value.

Information on shares and share capital

	2014	2013	Change-%
Share price, transactions, EUR
Low	2.29	2.12	8.0
High	2.92	2.67	9.4
Average	2.65	2.44	8.6
Latest	2.58	2.56	0.8
Market capitalisation at period-end, EUR million	1,530.8	1,129.7	35.5

Share trading volume
Number of shares traded, million	88.8	104.5	-15.0
Value of shares traded, EUR million	234.9	255.0	-7.9

Share capital and shares
Share capital at period-start, EUR million	259.6	259.6	—
Share capital at period-end, EUR million	259.6	259.6	—

Number of shares at period-start, million	441.3	326.9	35.0
Number of shares at period-end, million	593.3	441.3	34.4

During the year 2014, there were no changes in the company’s share capital. Following the directed share issue, the number of the company’s share increased by 77,874,355 shares on 10 June 2014, and following the rights issue, the number of the company’s shares increased by 74,166,052 shares on 9 July 2014. At the end of December 2014, the total number of shares outstanding in the company was 593,328,419.

At the end of December 2014, Citycon had a total of 7,657 (8,820) registered shareholders, of which nine were account managers of nominee-registered shares. Nominee-registered shareholders held 408.5 million (343.4 million) shares, or 68.9% (77.8%) of shares and voting rights in the company.

Board authorisations

At the year-end 2014, the Board of Directors of the company had two authorisations granted by the General Meeting:

•	Board of Directors may decide on an issuance of a maximum of 10 million shares or special rights entitling to shares referred to in Chapter 10 Section 1 of the FCLA, which corresponded to approximately 1.69% of all the shares in the company at the year-end. The authorisation will be valid until the close of the next Annual General Meeting, however, no longer than until 30 June 2015.

•	Board of Directors may decide on the repurchase and/or on the acceptance as pledge of the company’s own shares in one or several tranches. The amount of own shares to be repurchased and/or accepted as pledge shall not exceed 20 million shares, which corresponded to approximately 3.37% of all the shares in the company at the year-end. The authorisation will be valid until the close of the next Annual General Meeting, however, no longer than until 30 June 2015.

During the year 2014, the Board of Directors had also two authorisations granted by the EGM held on 6 June 2014 to decide on the directed share issue of a maximum of 77,874,355 new shares to CPPIBEH and the rights issue of a maximum of 74,166,052 new shares. The Board of Directors exercised these authorisations when it decided on the directed share issue and rights issue in June 2014.

Own shares

During the year 2014, the company or its subsidiaries held no shares in the company.

Share-Related Events

Directed share issue

On 8 June 2014, Citycon’s Board of Directors decided on a directed share issue and offered 77,874,355 new shares to CPPIBEH at a subscription price of EUR 2.65, pursuant to an authorisation granted by the EGM on 6 June 2014. The subscribed 77,874,355 shares were entered in the Finnish Trade Register on 10 June 2014 and trading in the new shares commenced on 11 June 2014. The directed issue shares represented approximately 17.6% of the total number of shares

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and voting rights in the company prior to the directed share issue, and approximately 15.0% of the total number of shares and voting rights in the company after the directed share issue. More information on the directed share issue is available in the stock exchange releases issued by the company in May and June 2014.

Rights issue

On 8 June 2014, Citycon’s Board of Directors decided on a share issue and offered a maximum of 74,166,052 new shares based on shareholders’ pre-emptive subscription right at a price of EUR 2.65 per share, pursuant to an authorisation granted by the EGM on 6 June 2014. The offered shares represented approximately 14.3% of the total shares and voting rights in the company prior to the rights issue and approximately 12.5% of the total shares and voting rights in the company after the rights issue. The subscription period began on 17 June and ended on 2 July 2014. All the offered 74,166,052 shares were subscribed for in the rights issue. The new shares were entered in the Finnish Trade Register on 9 July 2014 and public trading in the new shares commenced on 10 July 2014. More information on the rights issue is available in the stock exchange releases issued by the company in May, June and July 2014.

Flagging notices

During the year 2014, the company received two flagging notices from CPPIBEH and Canada Pension Plan Investment Board. More information on the flagging notices is available in the stock exchange releases published by the company on 13 May 2014 and 9 June 2014.

Shareholder agreements

Gazit-Globe Ltd. and CPPIBEH have signed an agreement regarding certain governance matters relating to Citycon on 12 May 2014.

More information on the agreement between Gazit-Globe Ltd. and CPPIBEH is available in the stock exchange release published by the company on 13 May 2014 and on the company’s website at www.citycon.fi/for_investors/shares/ shareholder_agreements.

The company has no knowledge of any other shareholder agreements.

Stock Option Plan 2011

Citycon’s Board of Directors decided on 3 May 2011, by virtue of an authorisation granted by the AGM held on 13 March 2007, to issue stock options to the key personnel of the company and its subsidiaries.

The maximum total number of stock options which can be issued is 7,250,000. As a consequence of the rights issue carried out in June–July 2014, the Board of Directors of the company adjusted the subscription ratio and the subscription price of the 2011 stock options in accordance with the terms and conditions of the 2011 stock options. The adjustments to the terms and conditions of the 2011 stock options are effective as of 9 July 2014. At the year-end 2014, the subscription ratio of the stock options was 1.3446 (1.1765), thus, the stock options entitled their owners to subscribe for a maximum total of 9,748,350 (8,529,625) new shares in the company or existing shares held by the company. The stock options are marked with the symbols 2011A(I), 2011A(II) and 2011A(III); 2011B(I), 2011B(II) and 2011B(III); 2011C(I), 2011C(II) and 2011C(III); and 2011D(I), 2011D(II) and 2011D(III). Upon the distribution of stock options the Board of Directors decides on how the stock options are divided into sub-categories. Shares subscribed based on the Stock Option Plan 2011 may correspond to a maximum of 1.6% of all shares and votes in the company after the potential share subscription, if new shares are issued in the share subscription.

Granted stock options

At the year-end 2014, 2011A–D(I), 2011A–D(II) and 2011A–D(III) stock options were held by 15 key personnel of the group.

Share subscription prices, ratios and distributed stock options 2011 on 31 December 2014

Option category	Subscription price, EUR 1)	Subscription ratio	Distributed options	Number of shares which can be subscribed with the distributed options
2011A–D(I)	2.7820 (2.8009)	1.3446	2,250,000	3.025.350
2011A–D(II)	2.8862 (2.9199)	1.3446	1,910,000	2.568.186
2011A–D(III)	2.3804 (2.3419)	1.3446	2,025,000	2.722.815

Total			6,185,000	8.316.351

1)	Each year, the per-share dividends and equity returns, differing from the company´s normal practice, may be deducted from the share subscription price.

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The table below indicates the Stock Options granted to the CEO and other Corporate Management Committee members.

Option rights of the Corporate Management Committee (CMC) on 31 December 2014

	2011A(I)	2011B(I)	2011C(I)	2011D(I)	Total
Chief Executive Officer (CEO)	250,000	250,000	250,000	250,000	1,000,000

	2011A(I-III)	2011B(I-III)	2011C(I-III)	2011D(I-III)
Other CMC members	412,500	452,500	452,500	452,500	1,770,000

A share ownership obligation, under which the members of the Corporate Management Committee are obliged to acquire Citycon’s shares with 25% of the income gained from the exercised stock options, is incorporated into the Stock Options 2011. The acquisition obligation will remain in force until a member of the Corporate Management Committee owns company shares to the value of his or her gross annual salary, and share ownership must continue while his or her employment or service contract is in force.

Share subscription periods of 2011 stock options

Option category	2011A(I-III)	2011B(I-III)	2011C(I-III)	2011D(I-III)
Share subscription period begins	1 April 2012	1 April 2013	1 April 2014	1 April 2015
Share subscription period ends	31 March 2018	31 March 2018	31 March 2018	31 March 2018

The Stock Option Plan 2011 is covered in more detail in the company’s Financial Statements 2014. The terms and conditions of Stock Options 2011 in their entirety are available on the company’s website at www.citycon.com/options.

Helsinki, 10 February 2015

Citycon Oyj

Board of Directors

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EPRA Performance Measures

EPRA (European Public Real Estate Association) is a common interest group for listed real estate companies in Europe. EPRA’s mission is to promote, develop and represent the European publicly traded real estate sector. EPRA’s objective is to strive for ‘best practices’ in accounting, financial reporting and corporate governance in order to provide high-quality information to investors and to increase the comparability of different companies. Since 2006, Citycon has been applying the best practices policy recommendations of EPRA for financial reporting. This section in Citycon’s financial results release presents the EPRA performance measures and their calculations. For more information about EPRA’s performance measures is available in Citycon’s Financial Statements 2014 under section ‘EPRA Performance Measures’.

EPRA performance measures

	Q4/2014	Q4/2013	Change- %	2014	2013	Change- %
EPRA Earnings, EUR million	24.1	22.1	9.4	99.7	86.7	14.9
EPRA Earnings per share (basic), EUR 1)	0.041	0.050	-18.4	0.191	0.203	-5.9
EPRA Cost Ratio (including direct vacancy costs) (%) 2)	19.6	25.0	-21.7	19.4	22.4	-13.1
EPRA Cost Ratio (excluding direct vacancy costs) (%) 2)	19.0	22.6	-15.8	17.7	20.0	-11.7
EPRA NAV per share, EUR	3.01	3.13	-3.7	3.01	3.13	-3.7
EPRA NNNAV per share, EUR	2.63	2.78	-5.4	2.63	2.78	-5.4
EPRA Net Initial Yield (NIY) (%)	6.1	6.2	—	6.1	6.2	—
EPRA ‘topped-up’ NIY (%)	6.1	6.3	—	6.1	6.3	—
EPRA vacancy rate (%)	3.7	4.3	—	3.7	4.3	—

1)	Result per share key figures have been calculated with the issue-adjusted number of shares resulting from the directed share issue executed in June 2014 and rights issue executed in July 2014.
2)	Citycon made an adjustment to its reporting of parking income during the year 2014. Previously Citycon reported parking income within service charge income, but starting from current year part of gross rental income. The change affects the calculation of EPRA Cost Ratios. The change has been applied also to the comparison periods.

The following tables present how EPRA Performance Measures are calculated.

EPRA Earnings

EPRA Earnings increased by EUR 13.0 million to EUR 99.7 million in 2014 from EUR 86.7 million in 2013. The increase was mainly a result of EUR 12.0 million lower direct financial expenses resulting mainly from the lower amount of debt and lower average interest rate. In addition, the like-for-like net rental income developed positively and (re)development projects provided additional growth whereas direct other operating income inreased by EUR 0.2 million. Despite the higher EPRA Earnings, EPRA Earnings per share (basic) decreased to EUR 0.191 compared to EUR 0.203 in 2013, due to the higher number of shares.

EUR million	Q4/2014	Q4/2013	Change- %	2014	2013	Change- %
Earnings in IFRS Consolidated Statement of Comprehensive Income	23.2	42.8	-45.7	84.5	94.9	-10.9
-/+ Net fair value gains/losses on investment property	-2.2	-4.7	-53.2	-15.7	-26.1	-40.0
-/+ Net gains/losses on sale of investment property	0.0	-0.8	-105.9	0.3	-0.8	—
+ Transaction costs related to investment property disposals	-0.1	0.0	98.3	0.1	—	—
Indirect other operating income and expenses
-/+ Fair value gains/losses of financial instruments	0.1	0.2	-56.8	26.5	27.0	-2.0
-/+ Fair value gains/losses of joint ventures	-4.9	0.6	—	-12.8	1.4	—
+/- Change in deferred taxes arising from the items above	8.3	-19.7	—	13.2	-15.0	—
+/- Non-controlling interest arising from the items above	-0.4	3.7	—	3.5	5.3	-32.8
EPRA Earnings	24.1	22.1	9.4	99.7	86.7	14.9
Issue-adjusted average number of shares, million 1)	593.3	442.7	34.0	521.5	426.8	22.2
EPRA Earnings per share (basic), EUR 1)	0.041	0.050	-18.4	0.191	0.203	-5.9

1)	Result per share key figures have been calculated with the issue-adjusted number of shares resulting from the directed share issue executed in June 2014 and rights issue executed in July 2014.

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The table below presents an alternative calculation of EPRA Earnings from the statement of comprehensive income from top to bottom.

EUR million	Q4/2014	Q4/2013	Change- %	2014	2013	Change- %
Net rental income	41.3	41.9	-1.5	169.4	168.9	0.3
Direct administrative expenses	-6.4	-5.5	15.5	-20.6	-20.6	0.0
Direct other operating income and expenses	-0.1	0.1	—	1.0	0.9	18.1
EPRA operating profit	34.8	36.5	-4.5	149.8	149.1	0.4
Direct net financial income and expenses	-11.7	-14.9	-21.4	-51.0	-63.0	-19.0
Direct share of profit/loss of joint ventures	0.4	0.9	-48.5	2.1	3.1	-33.6
Direct current taxes	0.0	-0.2	—	-0.3	-0.7	-53.2
Change in direct deferred taxes	0.5	0.3	48.6	0.9	0.1	—
Direct non-controlling interest	0.1	-0.5	—	-1.6	-1.9	-12.8
EPRA Earnings	24.1	22.1	9.4	99.7	86.7	14.9
EPRA Earnings per share (basic), EUR 1)	0.041	0.050	-18.4	0.191	0.203	-5.9

1)	Result per share key figures have been calculated with the issue-adjusted number of shares resulting from the directed share issue executed in June 2014 and rights issue executed in July 2014.

EPRA Cost Ratios

Citycon started to report EPRA Cost Ratios at year-end 2013. Both cost ratios improved compared to previous year. Citycon’s EPRA Cost Ratio including direct vacancy costs was 19.4% in 2014, compared with 22.4% in 2013. The improvement in the cost ratio resulted mainly from lower property operating expenses and net service charge costs. EPRA Cost Ratio excluding direct vacancy costs was 17.7% compared with 20.0% a year earlier. The improvement was mainly due to above mentioned reasons and higher occupancy rate.

EUR million	Q4/2014	Q4/2013	Change- %	2014	2013	Change- %
Include:
Administrative expenses 1)	6.3	5.5	14.9	20.7	20.6	0.3
Property operating expenses and other expenses from leasing operations less service charge costs 1)	13.0	13.5	-3.5	51.2	53.0	-3.4
Net service charge costs/fees 2)	4.4	4.4	0.5	16.3	18.2	-10.4
Management fees less actual/estimated profit element	-0.8	-0.1	—	-2.0	-0.9	129.9
Other operating income/recharges intended to cover costs less any related profit	-1.4	-1.3	1.8	-4.9	-4.7	3.0
Share of joint venture expenses	0.8	3.7	-78.7	6.4	10.2	-37.0
Exclude:
Ground rent costs	-0.4	-0.4	0.8	-1.8	-1.8	1.3
Service charge costs recovered through rents but not separately invoiced	-10.9	-10.7	2.2	-42.6	-42.8	-0.3
Share of joint venture investment property depreciation, ground rent costs and service charge costs recovered through rents but not separately invoiced	-1.2	-1.1	14.8	-3.5	-4.6	-25.6
EPRA Costs (including direct vacancy costs) (A)	9.7	13.4	-27.8	39.9	47.3	-15.6
Direct vacancy costs	-0.3	-1.3	-79.0	-3.6	-5.0	-27.1
EPRA Costs (excluding direct vacancy costs) (B)	9.4	12.1	-22.4	36.3	42.3	-14.2

Gross rental income less ground rent costs	56.9	58.0	-1.9	230.2	233.6	-1.4
Less: service fee and service charge cost components of Gross Rental Income	-10.9	-10.7	2.2	-42.6	-42.8	-0.3
Add: share of joint ventures
(Gross rental income less ground rent costs less service fees in GRI)	3.5	6.3	-44.7	17.5	20.3	-13.7
Gross Rental Income (C) 2)	49.5	53.6	-7.7	205.1	211.1	-2.9

EPRA Cost Ratio (including direct vacancy costs) (A/C, %)	19.6	25.0	-21.7	19.4	22.4	-13.1
EPRA Cost Ratio (excluding direct vacancy costs) (B/C, %)	19.0	22.6	-15.8	17.7	20.0	-11.7

1)	Administrative expenses are net of costs capitalised of EUR 1.5 million, EUR 1.0 million in 2013. Citycon’s policy is to capitalise, for example, expenses related to property development projects and major software development projects.
2)	Citycon changed the reporting of certain parking income in the first quarter of 2014. Parking income has been previously partly reported in service income but now all parking income has been classified as gross rental income. The change has been applied also to the 2013 comparison figures.

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EPRA NAV per Share and EPRA NNNAV per Share

EPRA NAV per share decreased by EUR 0.11 to EUR 3.01 (31 December 2013: EUR 3.13) mainly due to a higher number of shares as a result of two share issues. EPRA NNNAV per share decreased by EUR 0.15 to EUR 2.63 (31 December 2013: EUR 2.78), due mainly to the reasons mentioned above and the increased difference between the secondary market price and fair value of bonds.

	31 December 2014			31 December 2013
	EUR million	Number of shares on the balance sheet date (1,000)	per share, EUR	EUR million	Number of shares on the balance sheet date (1,000)	per share, EUR
Equity attributable to parent company shareholders	1,650.7	593,328	2.78	1,236.2	441,288	2.80
Deferred taxes from the difference of fair value and fiscal value of investment properties 1)	128.7	593,328	0.22	120.1	441,288	0.27
Fair value of financial instruments	7.1	593,328	0.01	22.8	441,288	0.05
Net asset value (EPRA NAV)	1,786.5	593,328	3.01	1,379.1	441,288	3.13

Deferred taxes from the difference of fair value and fiscal value of investment properties 1)	-128.7	593,328	-0.22	-120.1	441,288	-0.27
The difference between the secondary market price and fair value of bonds and capital loans 2)	-91.2	593,328	-0.15	-9.6	441,288	-0.02
Fair value of financial instruments	-7.1	593,328	-0.01	-22.8	441,288	-0.05
EPRA NNNAV	1,559.5	593,328	2.63	1,226.6	441,288	2.78

1)	Citycon amended its accounting policy regarding deferred taxes in the third quarter of 2014. The change has been applied also to comparison figures.
2)	Secondary market price

When calculating the EPRA NNNAV in accordance with EPRA’s recommendations, the shareholders’ equity is adjusted using EPRA’s guidelines so that bonds are valued based on secondary market prices. In accordance with Citycon’s accounting policies, the carrying amount and fair value of bonds are different from this secondary market price. Due to this, in the calculation of this key figure the bond 1/2012, bond 1/2013 and bond 1/2014 have been valued using the price derived from the secondary market on the balance sheet date. The secondary market price for the bond 1/2012 was 107.38% (104.68%) and for bond 1/2013 111.66% (100.33%) and for bond 1/2014 102.75% as of 31 December 2014. The difference between the secondary market price and the fair value of the bonds was EUR 91.2 million (EUR 9.6 million) as of 31 December 2014.

EPRA Net Initial Yield (NIY) (%) and EPRA ‘Topped-Up’ NIY (%)

EPRA initial yields decreased due to non-core property disposals resulting in lower net rental income, while the fair value of the completed property portfolio increased due to lower yield requirements. It is worth to note that EPRA NIY and EPRA ‘topped-up’ NIY at the end of the year 2014 and 2013 are not fully comparable due to changes in the completed property portfolio (such as property disposals, and started/completed (re)development projects).

EUR million	31 December 2014	31 December 2013
Fair value of investment properties determined by the external appraiser	2,763.0	2,729.6
Less (re)development properties, unused building rights and properties which valuation is based on the value of the building right	-160.7	-136.4
Completed property portfolio	2,602.3	2,593.2
Plus the estimated purchasers’ transaction costs	59.0	58.6
Gross value of completed property portfolio (A)	2,661.3	2,651.8

Annualised gross rents for completed property portfolio	221.9	226.3
Property portfolio’s operating expenses	-60.0	-60.9
Annualised net rents (B)	161.9	165.4
Plus the notional rent expiration of rent free periods or other lease incentives	1.6	2.4
Topped-up annualised net rents ( C)	163.5	167.8

EPRA Net Initial Yield (NIY) (%) (B/A)	6.1	6.2
EPRA ‘Topped-Up’ NIY (%) (C/A)	6.1	6.3

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EPRA Vacancy Rate (%)

The EPRA vacancy rate at the end of 2014 for the entire property portfolio decreased mainly due to decreased vacancy in the Finnish supermarkets and shops portfolio and in the Swedish shopping centre portfolio.

EUR million	31 December 2014	31 December 2013
Annualised potential rental value of vacant premises	8.6	10.2
./. Annualised potential rental value for the whole portfolio	230.1	237.6
EPRA vacancy rate (%)	3.7	4.3

Property related capex

	31 December 2014	31 December 2013
Acquisitions	0.3	3.1
(Re)development	33.6	28.6
Like-for-like portfolio	58.5	43.1
Capex on disposed assets	0.2	0.1
Other incl. capitalised interest	3.2	2.6
Capital expenditure	95.9	77.6

Capex disclosed in the table are categorised according to the EPRA recommendations and consists of the items ‘Acquisitions during the period’, ‘Investments during the period’ and ‘Capitalised interest’ presented in the note 6. ‘Investment Properties’. Investments include both income-producing and maintenance capex.

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Condensed Consolidated Financial Statements

1 January–31 December 2014

Condensed Consolidated Statement of Comprehensive Income, IFRS

EUR million	Note	Q4/2014	Q4/2013	Change- %	2014	2013	Change- %
Gross rental income 1)		57.4	58.4	-1.9	232.0	235.4	-1.4
Service charge income 1)		3.4	3.6	-3.3	13.3	13.2	0.7
Turnover	3	60.8	62.0	-1.9	245.3	248.6	-1.3
Property operating expenses	4	19.1	19.6	-3.0	74.4	78.4	-5.1
Other expenses from leasing operations		0.4	0.4	1.1	1.6	1.3	17.4
Net rental income		41.3	41.9	-1.5	169.4	168.9	0.3
Administrative expenses		6.3	5.5	14.9	20.7	20.6	0.3
Other operating income and expenses		-0.1	0.1	—	1.0	0.9	18.1
Net fair value gains/losses on investment property		2.2	4.7	-53.2	15.7	26.1	-40.0
Net losses/gains on sale of investment property		0.0	0.8	-105.9	-0.3	0.8	—

Operating profit		37.1	42.0	-11.9	165.0	176.0	-6.2

Net financial income and expenses		-11.8	-15.1	-21.8	-77.5	-90.1	-13.9
Share of profit/loss of joint ventures		5.3	0.2	—	14.9	1.7	—
Profit/loss before taxes		30.6	27.2	12.6	102.4	87.6	16.9
Current taxes		0.0	-0.2	—	-0.3	-0.7	-53.2
Change in deferred taxes 2)		-7.8	20.0	—	-12.4	15.1	—
Profit/loss for the period		22.8	47.0	-51.5	89.7	102.0	-12.1

Profit/loss attributable to
Parent company shareholders		23.2	42.8	-45.7	84.5	94.9	-10.9
Non-controlling interest		-0.4	4.3	—	5.2	7.1	-27.6

Earnings per share attributable to parent company shareholders 3)
Earnings per share (basic), EUR	5	0.04	0.10	-59.5	0.16	0.22	-27.1
Earnings per share (diluted), EUR	5	0.04	0.10	-59.8	0.16	0.22	-27.2

Other comprehensive income
Items that may be reclassified subsequently to profit or loss
Net losses/gains on cash flow hedges		-0.1	-0.3	-58.8	23.7	49.4	-52.0
Income taxes relating to cash flow hedges		0.0	-1.0	-102.8	-4.7	-12.8	-62.8
Share of other comprehensive income of joint ventures		-0.5	-0.7	-26.2	-3.3	0.3	—
Exchange losses/gains on translating foreign operations		-5.0	-2.3	116.2	-9.7	-3.0	—
Net other comprehensive income to be reclassified to profit or loss in subsequent periods		-5.6	-4.3	30.2	6.0	33.9	-82.4
Other comprehensive income for the period, net of tax		-5.6	-4.3	30.2	6.0	33.9	-82.4

Total comprehensive profit/loss for the period		17.2	42.7	-59.7	95.7	136.0	-29.6

Total comprehensive profit/loss attributable to
Parent company shareholders		17.9	38.5	-53.7	90.7	129.0	-29.7
Non-controlling interest		-0.6	4.2	-114.9	5.0	7.0	-29.1

1)	Citycon made an adjustment to its reporting of parking income during the year 2014. Previously Citycon reported parking income within service charge income, but starting from 2014 part of gross rental income. The change has been applied also to the 2013 comparison periods.
2)	Citycon amended its accounting policy regarding deferred taxes in the third quarter of 2014. The change has been applied also to comparison figures.
3)	Result per share key figures have been calculated with the issue-adjusted number of shares resulting from the directed share issue executed in June 2014 and rights issue executed in July 2014.

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Condensed Consolidated Statement of Financial Position, IFRS

EUR million	Note	31 December 2014	31 December 2013
Assets

Non-current assets
Investment properties	6	2,769.1	2,733.5
Investments in joint ventures		182.8	150.7
Intangible assets and property, plant and equipment		5.9	2.9
Deferred tax assets		5.7	9.1
Derivative financial instruments and other non-current assets	9	1.7	—

Total non-current assets		2,965.2	2,896.2

Investment properties held for sale	7	7.2	2.3

Current assets
Derivative financial instruments	9, 10	0.2	2.4
Trade and other receivables		30.2	34.0
Cash and cash equivalents	8	34.4	38.0

Total current assets		64.8	74.5

Total assets		3,037.2	2,973.0

Liabilities and shareholders’ Equity

Equity attributable to parent company shareholders
Share capital		259.6	259.6
Share premium fund		131.1	131.1
Fair value reserve		-7.1	-22.8
Invested unrestricted equity fund	11	841.2	493.0
Retained earnings	11	426.0	375.3

Total equity attributable to parent company shareholders		1,650.7	1,236.2

Non-controlling interest		1.8	42.6

Total shareholders’ equity		1,652.5	1,278.8

Long-term liabilities
Loans	12	1,094.5	1,317.5
Derivative financial instruments and other non-interest bearing liabilities	9, 10	6.6	27.9
Deferred tax liabilities 1)		129.6	117.1

Total long-term liabilities		1,230.7	1,462.5

Short-term liabilities
Loans	12	83.1	144.9
Derivate financial instruments	9, 10	2.2	5.2
Trade and other payables		68.8	81.5

Total short-term liabilities		154.1	231.6

Total liabilities		1,384.8	1,694.2

Total liabilities and shareholders’ equity		3,037.2	2,973.0

1)	Citycon amended its accounting policy regarding deferred taxes in the third quarter of 2014. The change has been applied also to comparison figures.

CITYCON OYJ | FINANCIAL RESULTS RELEASE FOR 1 JANUARY–31 DECEMBER 2014	24

Condensed Consolidated Cash Flow Statement, IFRS

EUR million	Note	2014	2013
Cash flow from operating activities
Profit before taxes		102.4	87.6
Adjustments		48.3	62.5
Cash flow before change in working capital		150.7	150.2
Change in working capital		-5.3	-4.5
Cash generated from operations 1)		145.4	145.6

Paid interest and other financial charges		-78.7	-87.0
Interest income and other financial income received		0.0	0.2
Taxes paid/received		-0.7	-0.7
Net cash from operating activities 1 )		66.0	58.1

Cash flow from investing activities
Acquisition of subsidiaries, less cash acquired	6.7	—	-2.0
Capital expenditure on investment properties, investments in joint ventures, intangible assets and PP&E	6.7	-131.0	-226.6
Sale of investment properties	6.7	29.5	60.2
Net cash used in/from investing activities		-101.5	-168.4

Cash flow from financing activities
Proceeds from rights and share issue		401.1	196.0
Proceeds from short-term loans	12	271.3	96.7
Repayments of short-term loans	12	-203.2	-228.9
Proceeds from long-term loans	12	446.9	612.4
Repayments of long-term loans	12	-801.1	-527.7
Acquisition of non-controlling interests		-57.0	—
Dividends and return from the invested unrestricted equity fund	11	-66.3	-49.0
Realised exchange rate profit/losses 1)		41.4	-1.5
Net cash from/used in financing activities 1)		33.0	97.9

Net change in cash and cash equivalents		-2.6	-12.5
Cash and cash equivalents at period-start	8	38.0	51.0
Effects of exchange rate changes		-1.0	-0.6
Cash and cash equivalents at period-end	8	34.4	38.0

1)	Citycon changed the reporting of cash flows in the first quarter of 2014. Realised exchange rate gains and losses have been moved from net cash flow from operating activities to net cash flow from financing activities. The change has been applied also to comparison figures.

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Condensed Consolidated Statement of Changes in Shareholders’ Equity, IFRS

	Equity attributable to parent company shareholders						Equity attributable to parent company shareholders	Non- controlling interest	Shareholders’ equity, total
EUR million	Share capital	Share premium fund	Fair value reserve	Invested unrestricted equity fund	Translation reserve	Retained earnings
Balance at 1 January 2013 1)	259.6	131.1	-59.8	333.0	-7.3	303.2	959.9	35.6	995.4
Total comprehensive profit/loss for the period			37.0		-3.0	94.9	128.8	7.0	135.8
Share issues				200.2			200.2		200.2
Arrangement fee for share issues				-4.2			-4.2		-4.2
Dividends and return from the invested unrestricted equity fund (Note 11)				-36.0		-13.1	-49.0		-49.0
Share-based payments						0.6	0.6		0.6
Balance at 31 December 2013	259.6	131.1	-22.8	493.0	-10.3	385.6	1,236.2	42.6	1,278.8

Balance at 1 January 2014 1)	259.6	131.1	-22.8	493.0	-10.3	385.6	1,236.2	42.6	1,278.8
Total comprehensive profit/loss for the period			15.7		-9.7	84.5	90.5	5.0	95.5
Share issues				402.9			402.9		402.9
Arrangement fee for share issues				-1.8			-1.8		-1.8
Dividends and return from the invested unrestricted equity fund (Note 11)				-53.0		-13.2	-66.2		-66.2
Share-based payments						0.3	0.3		0.3
Acquisition of non-controlling interests						-11.3	-11.3	-45.7	-57.0
Balance at 31 December 2014	259.6	131.1	-7.1	841.2	-19.7	445.7	1,650.7	1.8	1,652.5

1)	Citycon amended its accounting policy regarding deferred taxes in the third quarter of 2014. The change has been applied also to comparison figures.

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Notes to the Condensed Consolidated

Financial Statements

1. Basic Company Data

Citycon is a real estate company specialised in retail premises. Citycon operates in the business units Finland, Sweden and the Baltic Countries and New Business. Citycon is a Finnish public limited liability company established under the Finnish law and domiciled in Helsinki. The Board of Directors has approved the financial statements on 10 February 2015.

2. Basis of Preparation and Accounting Policies

Citycon prepares its consolidated financial statements in accordance with the International Financial Reporting Standards (IFRS). The figures are audited.

Citycon has not adopted IFRIC 21 Levies interpretation (effective on 1 January 2014). The EU approved the interpretation in June 2014 to be applied latest in the financial year starting on or after 17 June 2014. Citycon has decided to apply the interpretation as of 1 January 2015. The interpretation may change the way the company reports property taxes in the interim reports.

Citycon changed the reporting of cash flows in the first quarter of 2014. Realised exchange rate gains and losses have been moved from net cash flow from operating activities to net cash flow from financing activities. The change has been applied also to comparison figures.

Citycon amended its accounting policy regarding deferred taxes according to IFRS Interpretations Committee desicion 15–16 July 2014 in the third quarter of 2014. Deferred tax assets and liabilities are calculated from the difference between the properties’ fair value and residual tax value of the underlying asset. The change has been applied also to comparison figures. The impact of the change on deferred tax liabilities was EUR 59.4 million, on total shareholders’ equity EUR -64.0 million and on profit for the period EUR 4.6 million on investment properties as at 31.12.2013. The impact of the change on deferred tax liabilities was EUR 64,4 million and on total shareholders’ equity was EUR -64.4 million on investment properties as at 1.1.2013.

Additional information on the accounting policies are available in Citycon’s Financial Statements 2014 under the Notes to the Consolidated Financial Statements: in Note 1 ‘Accounting policies’.

3. Segment Information

Citycon’s business consists of the regional business units Finland, Sweden and Baltic Countries and New Business.

In Citycon’s reporting, Kista Galleria is treated as a joint venture and the shopping centre’s result or fair value will not impact on the turnover, net rental income or fair value of investment properties of the group. Kista Galleria is consolidated in Citycon’s financial statements based on the equity method, meaning that Citycon’s share of Kista Galleria’s profit for the period is recognised in the line ‘Share of result in joint ventures’ in the statement of comprehensive income and Citycon’s share of Kista Galleria’s total assets is recognised in the line ‘Investments in joint ventures’ in the statement of financial position. In addition, the management fee received by Citycon is reported in the line ‘other operating income and expenses’ and the interest income on the shareholder loan is reported in ‘net financial income and expenses’. Kista Galleria contributed to the IFRS based profit for the period by approximately EUR 22.6 million in Q1–Q4. Citycon’s management and Board of Directors also follow the performance of Kista Galleria as if it were fully consolidated with Citycon’s net rental income and operating profit. Therefore, in the segment information numbers of Sweden are presented with (Segments) and without (IFRS) Kista Galleria.

EUR million	Q4/2014	Q4/2013	Change- %	2014	2013	Change- %
Turnover
Finland	36.3	37.4	-3.1	147.7	150.4	-1.8
Sweden	26.8	26.5	1.0	102.9	107.8	-4.5
Baltic Countries and New Business	9.3	9.2	1.2	37.2	34.9	6.5

Total Segments	72.3	73.1	-1.1	287.8	293.1	-1.8

Reconciliation to IFRS	-11.5	-11.1	3.6	-42.4	-44.5	-4.7

Total IFRS	60.8	62.0	-1.9	245.3	248.6	-1.3

Sweden IFRS	15.3	15.4	-0.9	60.5	63.3	-4.4

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EUR million	Q4/2014	Q4/2013	Change- %	2014	2013	Change- %
Net rental income
Finland	25.8	26.2	-1.6	103.0	103.5	-0.5
Sweden	17.1	17.2	-0.8	69.2	71.7	-3.6
Baltic Countries and New Business	6.4	6.6	-3.2	27.5	25.6	7.3

Total Segments	49.3	50.1	-1.5	199.6	200.9	-0.6

Reconciliation to IFRS	-8.0	-8.2	-2.5	-30.3	-32.0	-5.4

Total IFRS	41.3	41.9	-1.5	169.4	168.9	0.3

Sweden IFRS	9.1	9.0	0.8	38.9	39.7	-2.1

EPRA Operating profit
Finland	24.5	25.3	-3.3	100.1	100.3	-0.2
Sweden	15.2	15.5	-1.9	64.3	65.6	-1.9
Baltic Countries and New Business	5.6	6.4	-12.9	26.1	24.8	5.1
Other	-3.7	-3.1	19.7	-12.8	-12.0	6.9

Total Segments	41.5	44.1	-5.8	177.7	178.7	-0.5

Reconciliation to IFRS	-6.7	-7.6	-12.0	-28.0	-29.6	-5.5

Total IFRS	34.8	36.5	-4.5	149.8	149.1	0.4

Sweden IFRS	8.5	7.9	7.8	36.4	36.0	1.0

Net fair value losses/gains on investment property
Finland	-8.3	-6.5	27.8	-15.8	2.3	—
Sweden	18.5	7.0	164.1	50.5	10.9	364.8
Baltic Countries and New Business	5.6	4.9	14.6	18.1	15.8	14.7

Total Segments	15.8	5.4	191.9	52.8	28.9	82.8

Reconciliation to IFRS	-13.6	-0.7	—	-37.1	-2.8	—

Total IFRS	2.2	4.7	-53.2	15.7	26.1	-40.0

Sweden IFRS	4.9	6.3	-22.5	13.3	8.1	65.4

Operating profit/loss
Finland	15.6	18.4	-15.2	83.5	102.4	-18.4
Sweden	33.8	23.8	41.9	114.7	77.5	47.9
Baltic Countries and New Business	11.6	11.3	2.7	44.6	40.6	9.9
Other	-3.5	-3.2	12.1	-12.6	-188.1	-93.3

Total Segments	57.4	50.4	13.9	230.1	32.4	—

Reconciliation to IFRS	-20.3	-8.4	143.5	-65.1	-32.4	101.0

Total IFRS	37.1	42.0	-11.9	165.0	176.0	-6.2

Sweden IFRS	13.4	15.4	-13.1	49.6	45.1	9.8

EUR million	31 December 2014	31 December 2013	Change-%
Assets
Finland	1,731.2	1,690.1	2.4
Sweden	1,321.7	1,271.2	4.0
Baltic Countries and New Business	352.7	343.2	2.8
Other	201.1	203.7	-1.3

Total Segments	3,606.6	3,508.2	2.8

Reconciliation to IFRS	-569.4	-535.2	6.4

Total IFRS	3,037.2	2,973.0	2.2

Sweden IFRS	752.3	736.0	2.2

Liabilities
Finland	20.5	15.6	31.4
Sweden	46.6	49.3	-5.4
Baltic Countries and New Business	4.6	21.0	-78.2
Other	1,331.1	1,625.9	-18.1

Total Segments	1,402.7	1,711.7	-18.1

Reconciliation to IFRS	-17.9	-17.5	2.5

Total IFRS	1,384.8	1,694.2	-18.3

Sweden IFRS	28.7	31.8	-9.7

The change in segment assets was due to the fair value changes in investment properties as well as investments and disposals.

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4. Property Operating Expenses

EUR million	Q4/2014	Q4/2013	Change- %	2014	2013	Change- %
Heating and electricity expenses	6.1	6.2	-1.6	23.2	25.1	-7.8
Maintenance expenses	6.1	6.3	-3.1	23.9	25.4	-5.7
Land lease fees and other rents	0.4	0.4	0.8	1.8	1.8	1.3
Property personnel expenses	0.6	0.7	-16.6	2.5	2.7	-5.7
Administrative and management fees	0.7	0.8	-19.2	2.5	3.1	-19.1
Marketing expenses	1.9	2.0	-5.5	5.6	5.6	-0.8
Property insurances	0.1	0.1	67.4	0.5	0.5	11.1
Property taxes	1.8	1.6	16.8	7.4	7.1	4.4
Repair expenses	1.0	1.3	-21.2	6.1	6.7	-7.9
Other property operating expenses	0.2	0.2	26.8	0.9	0.5	63.2

Total	19.1	19.6	-3.0	74.4	78.4	-5.1

Two properties generated no income during the year 2014 (in 2013 two properties), while these generated expenses of EUR 0.1 million (EUR 0.2 million)

5. Earnings per Share

	2014	2013	Change- %
Earnings per share, basic
Profit/loss attributable to parent company shareholders, EUR million	84.5	94.9	-10.9
Issue-adjusted average number of shares, million 1)	521.5	426.8	-22.2
Earnings per share (basic), EUR 1)	0.16	0.22	-27.1

Earnings per share, diluted
Profit/loss attributable to parent company shareholders, EUR million	84.5	94.9	-10.9
Expenses from convertible capital loan, the tax effect deducted (EUR million)	—	1.3	—
Profit/loss used in the calculation of diluted earnings per share (EUR million)	84.5	96.2	-12.1
Issue-adjusted average number of shares, million 1)	521.5	426.8	22.2
Convertible capital loan impact, million	—	6.0	—
Adjustment for stock options, million	1.1	—	—
Average number of shares used in the calculation of diluted earnings per share, million	522.6	432.8	20.7
Earnings per share (diluted), EUR 1)	0.16	0.22	-27.2

1)	Result per share key figures have been calculated with the issue-adjusted number of shares resulting from the directed share issue executed in June 2014 and rights issue executed in July 2014.

6. Investment Properties

Citycon divides its investment properties into two categories: Investment Properties Under Construction (IPUC) and Operative Investment Properties. On 31 December 2014, the first mentioned category included IsoKristiina in Finland, as well as Stenungs Torg in Sweden. On 31 December 2013, the first mentioned category included IsoKristiina in Finland, as well as Stenungs Torg in Sweden.

IPUC-category includes the fair value of the whole property even though only part of the property may be under construction.

31 December 2014 EUR million	Investment properties under construction (IPUC)	Operative investment properties	Investment properties, total
At period-start	96.6	2,636.8	2,733.5
Investments	32.8	59.8	92.6
Disposals	—	-27.7	-27.7
Capitalised interest	1.3	1.9	3.2
Fair value gains on investment property	2.8	62.1	64.9
Fair value losses on investment property	-0.1	-49.2	-49.3
Exchange differences	-3.8	-37.1	-40.9
Transfers between items	-5.4	-1.8	-7.2
At period-end	124.2	2,644.8	2,769.1

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31 December 2013 EUR million	Investment properties under construction (IPUC)	Operative investment properties	Investment properties, total
At period-start	195.7	2,518.5	2,714.2
Acquisitions	1.5	0.5	2.0
Investments	8.3	64.6	72.9
Disposals	-18.3	-18.7	-37.0
Capitalised interest	0.2	2.5	2.6
Fair value gains on investment property	0.3	61.0	61.2
Fair value losses on investment property	-0.4	-34.8	-35.2
Exchange differences	-0.6	-22.5	-23.1
Transfers between items	-92.2	68.0	-24.2
At period-end	94.4	2,639.0	2,733.5

An external professional appraiser has conducted the valuation of the company’s investment properties with a net rental income based cash flow analysis. Market rents, occupancy rate, operating expenses and yield requirement form the key variables used in the cash flow analysis. The segments’ yield requirements and market rents used by the external appraiser in the cash flow analysis were as follows:

	Weighted average yield requirement, %		Weighted average market rents, EUR/m²
	31 December 2014	31 December 2013	31 December 2014	31 December 2013
Finland	6.1	6.2	26.5	26.4
Sweden	5.7	5.9	24.3	25.3
Baltic Countries and New Business	7.2	7.3	20.6	20.4
Average	6.1	6.3	25.2	25.3

7. Investment Properties Held for Sale

On 31 December 2014, the Investment Properties Held for Sale comprised residential units in Stenungs Torg in Sweden and one residential property in Finland. These transactions are expected to be finalised during first quarter in 2015. On 31 December 2013, the Investment Properties Held for Sale comprised one property located in Finland. This transaction was finalised February 2014.

EUR million	31 December 2014	31 December 2013
At period-start	2.3	5.4
Disposals	-0.3	-15.2
Exchange differences	0.0	0.0
Transfers from investment properties	5.2	12.1
At period-end	7.2	2.3

8. Cash and Cash Equivalents

EUR million	31 December 2014	31 December 2013
Cash in hand and at bank	34.4	38.0
Other bank deposits	0.0	0.0

Total	34.4	38.0

Cash and cash equivalents in the cash flow statement comprise the items presented above. Other bank deposits consists of pledged cash accounts related to rental guarantees and redevelopment projects.

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9. Fair Values of Financial Assets and Liabilities

Classification of financial instruments and their carrying amounts and fair values

	31 December 2014		31 December 2013
EUR million	Carrying amount	Fair value	Carrying amount	Fair value
Financial assets
I Loans and other receivables
Loans	—	—	—	—
II Financial assets at fair value through profit and loss
Derivative financial instruments	1.9	1.9	—	—
III Derivative contracts under hedge accounting
Derivative financial instruments	—	—	2.4	2.4

Financial liabilities
I Financial liabilities amortised at cost
Loans
Loans from financial institutions	199.9	199.9	806.1	809.6
Bond 1/2009	—	—	23.0	23.1
Bond 1/2012	138.1	138.4	138.0	138.4
Bond 1/2013	495.7	500.0	495.0	500.0
Bond 1/2014	343.9	350.0	—	—
II Financial liabilities at fair value through profit and loss
Derivative financial instruments	3.0	3.0	3.4	3.4
III Derivative contracts under hedge accounting
Derivative financial instruments	5.2	5.2	28.9	28.9

The principles for determining the fair values of financial instruments

Citycon applies IFRS valuation principles when determining the fair value of financial instruments. The following presents the principles for determining the fair values of all financial assets and liabilities.

Derivative financial instruments

Derivative financial instruments are initially measured at cost in the statement of financial position and subsequently re-measured at their fair value on each balance-sheet date. The fair value of interest rate swaps and cross-currency swaps is calculated using the present value of estimated future cash flows and is determined by the counterparty banks based on customary valuation techniques used by market participants in the OTC derivative market. An interest rate curve is determined based on observable market rates. The curve is used to determine future interest payments, which are then discounted to present value.

The fair value of a forward agreement is based on the difference between the exchange rate of the agreement and the prevailing exchange rate fixing on each balance-sheet date as well as the currency basis spreads between the respective currencies. The fair value of derivative financial instruments is the estimated amount that Citycon would receive or pay to settle the related agreements.

The fair value of foreign exchange derivative contracts is based on quoted market prices.

The fair value of both interest rate and foreign exchange derivative financial instruments corresponds to level 2 of the fair value hierarchy according to IFRS13.72-90. For financial instruments that are recognised at fair value on a recurring basis, Citycon determines whether transfers have occurred between levels in the hierarchy by re-assessing categorisation (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period. During the period there was no transfers between the levels of the fair value hierarchy.

Loans from financial institutions

Citycon’s loans from financial institutions are floating rate loans which have a fair value and carrying amount equal to the nominal amount of the loan. The fair value of loans from financial institutions corresponds to level 2 according to IFRS13.72-90.

Bond 1/2012, bond 1/2013 and bond 1/2014

The bonds 1/2012, 1/2013 and 1/2014 are fixed rate loans which have fair values equal to the nominal amount of the loans. The difference between the fair value and carrying amount is the unamortised capitalised arrangement fees for the bonds and for the 1/2013 and 1/2014 bond also the unamortised reoffer discount. The fair value of the bonds corresponds to level 2 according to IFRS13.72-90.

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10. Derivative Financial Instruments

	31 December 2014		31 December 2013
EUR million	Nominal amount	Fair value	Nominal amount	Fair value
Interest rate derivatives
Interest rate swaps
Maturity:
less than 1 year	—	—	108.0	-1.8
1–2 years	—	—	65.0	-2.6
2–3 years	58.6	-5.2	162.1	-9.4
3–4 years	—	—	140.3	-9.1
4–5 years	—	—	100.7	-6.1
over 5 years	—	—	—	—

Subtotal	58.6	-5.2	576.1	-28.9

Cross currency swaps
Maturity:
over 5 years	150.0	0.8	—	—

Subtotal	150.0	0.8	—	—

Foreign exchange derivatives
Forward agreements
Maturity:
less than 1 year	312.6	-2.0	421.9	-0.9

Total	521.2	-6.3	997.9	-29.8

The fair value of derivative financial instruments represents the market value of the instrument with prices prevailing at the end of the period. Derivative financial instruments are used in hedging the interest rate risk of the interest bearing liabilities and foreign currency risk.

The fair values include foreign exchange rate loss of EUR 0.7 million (loss of EUR 0.6 million) which is recognised in the statement of comprehensive income under net financial income and expenses.

Hedge accounting is applied for interest rate swaps which have nominal amount of EUR 58.6 million (EUR 576.1 million). The change in fair values of these derivatives (net of taxes), EUR 19.0 million (EUR 36.7 million) is recognised under other comprehensive income, taking the tax effect into account. In addition, EUR -3.3 million (EUR 0.3 million) have been recognised in ‘Share of other comprehensive income of joint ventures’ from interest rate swaps hedging the Kista Galleria loan.

11. Dividends and Return from the Invested Unrestricted Equity Fund

To the Annual General Meeting to be held on 19 March 2015, the Board of Directors of Citycon proposes that no dividend be paid for the financial year 2014, and that the shareholders are paid an equity repayment of EUR 0.15 per share from the invested unrestricted equity fund, totalling approximately EUR 89.0 million. The proposal for dividends and equity return from the invested unrestricted equity fund has not been recognised in the consolidated financial statements on 31 December 2014.

12. Loans

During 2014 repayments and prepayments of long-term debt amounting to EUR 791.5 million were made, mainly with the proceeds from the equity issues and the bond issue and with drawings from the revolving credit facility in December.

On top of the financial covenants, Citycon’s debt financing agreements have other customary restrictive clauses. These include negative-pledge and change-of-control clauses. With respect to the negative pledge, Citycon’s loan agreements limit the maximum amount of secured indebtedness to 7.5% of the total financial indebtedness of the group. Change of control provisions are generally associated with a situation wherein a person or group of persons acting in concert would hold more than 50% of the voting rights of Citycon and such change of control would, (i) in respect of the debt financing agreements, impose an obligation for the company to commence negotiations with the relevant lenders on an alternative basis for the continuation of financing or, alternatively, to repay the loans in question and, (ii) in respect of the debt securities, entitle the debt security holders to require the company to redeem such securities. Both clauses are subject to the applicable grace periods and possible waivers, and in some financing agreements certain exceptions.

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13. Contingent Liabilities

EUR million	31 December 2014	31 December 2013
Mortgages on land and buildings	—	10.3
Bank guarantees	66.2	79.5
Capital commitments	244.7	213.8
VAT refund liabilities	94.9	80.0

On 31 December 2014, Citycon had capital commitments of EUR 244.7 million (EUR 213.8 million) relating mainly to on-going (re)development projects.

Citycon owns 50% of Kista Galleria joint venture. Shares in the joint venture have been pledged as security for the loans of the joint venture.

14. Related Party Transactions

Citycon Group’s related parties comprise the parent company Citycon Oyj and its subsidiaries, associated companies, minority companies; Board members; CEO; Corporate Management Committee members; and Gazit-Globe Ltd., whose shareholding in Citycon Oyj accounted for 42.8% on 31. December 2014 (31 December 2013: 49.3%).

During 2014 and 2013, Citycon had the following significant transactions with Gazit-Globe Ltd.:

Rights issue 2014 and 2013

Citycon Oyj issued approximately 74 million new shares in a rights issue in June-July 2014. The gross proceeds raised by Citycon Oyj in the rights issue were approximately EUR 196.5 million. Gazit-Globe Ltd. subscribed for approximately 33.0 million shares in the rights issue. During the comparison period, Citycon Oyj issued approximately 114 million new shares in a rights issue (March 2013), raising approximately EUR 200 million gross proceeds in new equity. Gazit-Globe Ltd. subscribed for 56.1 million shares in this rights issue.

Purchases of services

During 2014 Citycon has paid expenses of EUR 0.0 million (EUR 0.1 million) to Gazit-Globe Ltd. and its subsidiaries and invoiced expenses of EUR 0.0 million (EUR 0.2 million) forward to Gazit-Globe Ltd. and its subsidiaries.

15. Key Figures

	2014	2013	Change-%
Operating profit, EUR million	165.0	176.0	-6.2
% of turnover	67.3	70.8	—
Profit/loss before taxes, EUR million	102.4	87.6	16.9
Earnings per share (diluted), EUR 1)	0.16	0.22	-27.2
Equity per share, EUR	2.78	2.80	-0.7
Loan to Value (LTV), % 2) 3)	38.6	49.3	—
Net interest-bearing debt (fair value), EUR million	1,154.0	1,433.3	-19.5
Personnel (at the end of the period)	151	127	18.9

1)	Result per share key figures have been calculated with the issue-adjusted number of shares resulting from the directed share issue to be executed in June 2014 and rights issue executed in July 2014.
2)	Citycon changed the reporting of LTV in the first quarter of 2014 by including also ‘Investments in joint ventures’ in the investment properties. The change has been applied also to the comparison periods.
3)	Citycon amended its accounting policy regarding deferred taxes in the third quarter of 2014 which also impacts LTV. The change has been applied also to comparison figures.

The formulas for key figures can be found from the 2014 annual financial statements.

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Financial Reporting Schedule and AGM 2015

Citycon’s Annual General Meeting will be held in Helsinki, Finland, on 19 March 2015 starting at 12:00 p.m.

Citycon will issue three interim reports during the financial year 2015 in accordance with the following schedule:

January–March 2015 on 30 April 2015 at about 9.00 a.m.,

January–June 2015 on 15 July 2015 at about 9.00 a.m. and

January–September 2015 on 21 October 2015 at about 9.00 a.m.

For more investor information, please visit the company’s website at www.citycon.com.

Additional information:

Marcel Kokkeel

CEO

Tel. +358 20 766 4521 or +358 40 154 6760

marcel.kokkeel@citycon.com

Eero Sihvonen

Executive Vice President and CFO

Tel. +358 20 766 4459 or +358 50 557 9137

eero.sihvonen@citycon.com

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